02037732

RECD S.E.C.
MAY 29 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PROCESSED
JUN 07 2002
THOMSON
FINANCIAL

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

Commission File No. 0-17434

For May 29, 2002

DRAXIS HEALTH INC.
(Translation of Registrant's Name into English)

6870 Goreway Drive, 2nd Floor
Mississauga, Ontario L4V 1P1
Canada
(Address of Principal Offices)

REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By: /s/ Douglas M. Parker
Douglas M. Parker
General Counsel & Secretary

DATED: May 29, 2002

INDEX TO EXHIBITS

Exhibit 99.1

DRAXIS HEALTH INC.

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

The name and address of the reporting issuer is DRAXIS Health Inc. ("DRAXIS"), 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1.

2. **Date of Material Change**

The material change occurred on January 23, 2002.

3. **Press Release**

The press release reporting the material change was issued on Wednesday, January 23, 2002, Mississauga, Ontario.

4. **Summary of Material Change**

DRAXIS and Elan Corporation, plc ("Elan") have entered into a binding letter of intent wherein DRAXIS will sell its Canadian sales and marketing division (Draxis Pharmaceutica) to Elan for cash along with a participating interest based on Canadian sales of three products included in the transaction, the value of acquired inventories and the assumption of certain liabilities.

Under the terms of the agreement, Elan will acquire substantially all of the operations, product rights and other assets and obligations of the Draxis Pharmaceutica division. The transaction is expected to close by the end of the current quarter upon fulfillment of specified pre-conditions.

5. **Full Description of Material Change**

Reference is made to the press release attached hereto as Schedule "A".

6. **Reliance on Section 74(3) of the Act**

Not applicable.

7. **Omitted Information**

Not applicable.

5/

8. **Senior Officer**

Douglas M. Parker (905) 677-5500
General Counsel & Secretary
DRAXIS Health Inc.
6870 Goreway Drive, 2nd Floor
Mississauga, Ontario
L4V 1P1

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

SIGNED this 24th day of January, 2002, at Mississauga, Ontario

/s/ Douglas M. Parker
General Counsel & Secretary

Schedule "A"

DRAXIS

For Immediate Release
January 23, 2002

DRAXIS Health to Sell Canadian Pharmaceutical Sales and Marketing Division to Elan

Mississauga, Ontario, January 23, 2002 - DRAXIS Health Inc. (TSE: DAX; NASDAQ: DRAX), an integrated specialty pharmaceutical company, and Elan Corporation, plc (NYSE: ELN) ("Elan") have entered into a binding letter of intent wherein DRAXIS will sell its Canadian sales and marketing division (Draxis Pharmaceutica) to Elan for cash along with a participating interest based on Canadian sales of three products included in the transaction, the value of acquired inventories and the assumption of certain liabilities.

Under the terms of the agreement, Elan will acquire substantially all of the operations, product rights and other assets and obligations of the Draxis Pharmaceutica division. The transaction is expected to close by the end of the current quarter upon fulfillment of specified pre-conditions.

"This is the transaction we were looking for," said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. "It meets the objectives we set for success while substantially completing the transformation of DRAXIS to our core businesses – radiopharmaceuticals and contract manufacturing. In addition to a significant cash payment up front DRAXIS will retain an ongoing participating interest in three major products, thereby creating the positive impact on net income that we established as one of our key criteria."

Dan Welch, President Biopharmaceuticals at Elan, said, "I am very pleased with this acquisition. It significantly enhances our sales and marketing presence in Canada. The currently marketed products we are acquiring, plus our compounds under development, provide a strong and sustainable business in this "Top 10" pharmaceutical market. As a result of this transaction, we now have an experienced management team and business infrastructure in Canada."

Draxis Pharmaceutica markets and sells in-licensed pharmaceutical products in Canada with a current focus on neurology. For the trailing 12 months ended September 30, 2001, the Pharmaceutica division had product sales of US$6.7 million. Excluded from the current transaction are the Canadian rights to paclitaxel and Hectorol™.

DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the completion of pending transactions, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities.

71

FOR FURTHER INFORMATION PLEASE CONTACT:

For DRAXIS in Canada:
Jerry Ormiston
DRAXIS Health Inc.
Phone: 877-441-1984
Fax: 905-677-5494

For DRAXIS in the United States:
Gino De Jesus / Dian Griesel, Ph.D.
The Investor Relations Group
Phone: 212-825-3210
Fax: 212-825-3229

Exhibit 99.2

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The Company believes that both its radiopharmaceutical and manufacturing businesses have *significant* long-term growth potential.

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated.

OVERVIEW

DRAXIS is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

The Company believes that both its radiopharmaceutical and manufacturing businesses have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses including:

- $6.5 million of investments establishing sterile lyophilization (freeze-drying) capabilities at DPI to provide in-house manufacturing of the Company's radiopharmaceutical imaging kits as well as third-party contract manufacturing services
- $4.7 million of investments in the construction and later expansion of DRAXIMAGE's radiopharmaceutical production facilities and capabilities, including its robotic manufacturing line
- $0.8 million of investments to enhance DPI's and DRAXIMAGE's capabilities and regulatory compliance
- The continued development of the DRAXIMAGE product pipeline including *BrachySeed*™, *Fibrimage*®, *Amiscan*®, and *INFECTON*™

These initiatives are consistent with the Company's general business strategy of:

- Focusing on specialty pharmaceutical markets in which the Company can develop and sustain competitive advantage

- Developing new pharmaceutical products and services consistent with the Company's strengths and capabilities
- Pursuing growth opportunities with international market potential, and
- Leveraging alliances with business partners, when appropriate

In 1999, the Company initiated a strategic review of its operations from the perspective of enhancing shareholder value. Following completion of this strategic review, the Company resolved to focus on its radiopharmaceutical and manufacturing platforms, which has resulted in two corporate developments: the divestiture of the Company's dermatology product lines in 2000 and the January 2002 announcement that the Company had entered into a binding letter of intent to divest of substantially all of the assets of its Canadian prescription pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica").

The Company achieved a number of significant accomplishments during fiscal 2001 including:

- Record financial results from continuing operations:
  - Consolidated revenues of $33.0 million, an increase of 13.1% over 2000, including a 19.1% increase in products sales
  - Consolidated earnings before interest, taxes, depreciation, amortization, research and development and non-recurring items ("EBITDARD") of $5.0 million, an increase of 41.0% over 2000
  - Consolidated net income before non-recurring items of $1.9 million, or $0.05 per share
  - Record financial results for both the radiopharmaceutical and manufacturing businesses
- Regulatory approvals of manufacturing facilities:
  - U.S. and Canadian approvals of the recently expanded radiopharmaceutical manufacturing facility
  - U.S. acceptance to manufacture sterile lyophilized and sterile injectable products and the subsequent site-transfer approval for the in-house production of the first lyophilized radiopharmaceutical product
- Advances in *BrachySeed*™, the Company's proprietary second-generation radioactive implant for the treatment of prostate cancer:
  - U.S. and Canadian launches of *BrachySeed*™ I-125
  - U.S. and Canadian approvals of *BrachySeed*™ Pd-103
- New long-term manufacturing supply agreements with:
  - GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets
  - Bracco Diagnostics Inc. for Sodium Iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001
- Commencement of Phase II trials for *Amiscan*®, a technetium-99m-based radiopharmaceutical for the imaging of heart attacks
- Business development transactions consistent with the Company's strategic plan:
  - In-licensing of *INFECTON*™, a technetium-99m-based radiopharmaceutical for imaging infection, from British Technology Group
  - The January 2002 agreement to divest DRAXIS Pharmaceutica

Previously, the Company had indicated that in 2001 it expected consolidated revenues to grow by 15–20% and to report positive net income from continuing operations.

Revenues for 2001 (including both continuing and discontinued operations) totalled $40,083,000, an increase of 13.0% over $35,486,000 in 2000. Although the Company reports its financial results in U.S. dollars, a substantial portion of the Company's revenues are denominated in Canadian dollars. During 2001, reported revenues were negatively affected as a result of the depreciation in the value of the Canadian dollar relative to the U.S. dollar. Had the average exchange rate in 2001 remained at 2000 levels, reported revenues in 2001 would have grown at 18% over 2000.

As compared to 2000, revenues in 2001 for the Company's core radiopharmaceutical and manufacturing businesses increased 16.9% and 32.2%, respectively.

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2001 net income, before the non-cash charge of $3,300,000 associated with the revaluation of income tax assets, of $1,716,000, or $0.05 per share, was in line with Company's expectations for the year.

Change in Accounting Convention and Reporting Currency

The Company adopted U.S. GAAP and U.S. dollars as its primary financial reporting convention, beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.

Change in Accounting Policy

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements, whereby such fees are deferred and recognized as revenue rateably over the contract period. This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin #101, "Revenue Recognition in Financial Statements," dated December 1999. In 2000, $19,900,000, or $0.55 per share, representing the cumulative effect of this change in policy, was charged to earnings. Previously, such fees had been recognized as revenue, based on contractual entitlements and when receipt was reasonably assured.

Discontinued Operations

On January 23, 2002, the Company announced that it had entered into an agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute DRAXIS Pharmaceutica.

Prior to the quarter ended December 31, 2001, DRAXIS Pharmaceutica's operations had been included in the Company's Canadian Pharmaceuticals segment along with deferred revenue and amortization associated with the Company's collaboration agreement involving the previously divested SpectroPharm line of products.

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and all comparative periods presented have been restated.

Definition of Segments

In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company has modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations will be reported within three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

Recent Pronouncements

For a summary of recent pronouncements, see Note 28 to the Company's 2001 consolidated financial statements.

Non-GAAP Measures

In order to provide more meaningful analysis of operating performance and financial results, management uses measures of income such as EBITDARD, EBITDA (pre-R&D), EBITDA and net income and earnings per share before non-recurring items, which do not include certain charges. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified.

CONSOLIDATED RESULTS OF OPERATIONS[1]

Years Ended December 31, *(in thousands of U.S. dollars except share related data) (U.S. GAAP)*	**2001**	2000	1999
REVENUES			
Product sales	**$ 26,232**	$ 22,019	$ 22,047
Royalty and licensing	**6,752**	7,132	2,338
	32,984	29,151	24,385
Cost of goods sold	**(21,801)**	(18,237)	(16,286)
SG&A	**(6,207)**	(7,385)	(7,219)
EBITDA[2] (pre-R&D)	**4,976**	3,529	880
R&D	**(1,279)**	(1,027)	(748)
EBITDA[2]	**3,697**	2,502	132
Depreciation and amortization	**(2,436)**	(2,318)	(1,823)
NON-RECURRING ITEMS			
– Restructuring charges	**–**	(434)	–
– Other income	**–**	411	1,819
– Cumulative effect of accounting change	**–**	(19,900)	–
– Revaluation of tax assets	**(3,300)**	–	–
Financial (net)	**(25)**	(637)	(919)
Income tax recovery (provision)[3]	**410**	330	(99)
Minority interest	**286**	338	–
Loss from discontinued operations	**(216)**	(630)	(4,580)
Net loss	**$ (1,584)**	$ (20,338)	$ (5,470)
NET INCOME (LOSS)			
– From continuing operations before revaluation of tax assets and cumulative effect of accounting change	**$ 1,932**	$ 192	$ (890)
– Revaluation of tax assets	**(3,300)**	–	–
– Cumulative effect of accounting change	**–**	(19,900)	–
– Loss from discontinued operations	**(216)**	(630)	(4,580)
	$ (1,584)	$ (20,338)	$ (5,470)
BASIC INCOME (LOSS) PER SHARE			
– From continuing operations before revaluation of tax assets and cumulative effect of accounting change	**$ 0.053**	$ 0.005	$ (0.026)
– Revaluation of tax assets	**(0.090)**	–	–
– Cumulative effect of accounting change	**–**	(0.548)	–
– Loss from discontinued operations	**(0.006)**	(0.017)	(0.135)
	$ (0.043)	$ (0.560)	$ (0.161)

[1] Commencing with the fourth quarter of 2001, DRAXIS Pharmaceutica has been accounted for as discontinued operations and comparative periods have been restated accordingly.

[2] Earnings from continuing operations before depreciation and amortization, non-recurring items, interest, other income, income taxes and minority interest.

[3] Excludes revaluation of tax assets.

Comparison of 2001 to 2000

Consolidated revenues from continuing operations for the year ended December 31, 2001 of $32,984,000 were an annual record for the Company, representing an increase of 13.1% over the $29,151,000 in 2000. A 19.1% increase in product sales was partly offset by a 5.3% decline in royalty and licensing revenue due to a decline in the amount of additional *Anipryl®* minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

Cost of goods sold increased in 2001 to 83.1% of product sales from continuing operations from 82.8% for the same period in 2000 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations of $6,207,000, or 23.7% of product sales from continuing operations, in 2001 represented a substantial decline as compared to the $7,385,000, or 33.5% of product sales from continuing operations, in 2000.

EBITDARD from continuing operations of $4,976,000 in 2001 was an annual record for the Company, representing an increase of 41.0% compared to $3,529,000 in 2000.

Research and development expenditures associated with continuing operations increased to $1,279,000 in 2001 as compared to $1,027,000 in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for *INFECTON™* and *BrachySeed™*.

The only significant non-recurring item in 2001 was a $3,300,000 charge associated with the revaluation of the Company's income tax assets. Non-recurring items in 2000 included a $19,900,000 charge representing the cumulative effect of the change in accounting policy, a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines and a $411,000 gain on the sale of dermatology product rights.

Depreciation and amortization expense associated with continuing operations of $2,436,000 in 2001 increased 5.1% as compared to 2000, following the commencement of depreciation charges on completed capital projects.

Net financial items associated with continuing operations in 2001 were an expense of $25,000 as compared to expense of $637,000 for 2000. 2001 results were positively impacted by $378,000 in foreign exchange gains arising from the stronger U.S. dollar relative to the Canadian dollar.

Minority interest in 2001 contributed positively to net income by $286,000, a $52,000 decline compared to 2000 due to the reduction in DPI's net losses.

Revenues from discontinued operations of $7,099,000 in 2001 represented a 12.1% increase over 2000 and was the major factor contributing to a $414,000 improvement in the net loss from discontinued operations, from a loss of $630,000 in 2000 to a loss of $216,000 in 2001.

In 2001 the Company recorded an income tax expense associated with continuing operations of $2,890,000 as compared to an income tax benefit of $330,000 in 2000.

In June 2001, the Governments of Canada and Ontario enacted legislation implementing gradual reductions in their respective corporate income tax. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. Accordingly, in 2001, the Company recorded a non-cash charge of $3,300,000 to reduce the carrying value of its deferred income taxes. Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

Excluding the $3,300,000 non-recurring charge, in 2001 the income tax benefit would have been $410,000. The change in the effective tax rate from 2000 to 2001 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes.

Net income from continuing operations, before the charge associated with revaluation of tax assets, of $1,932,000, or $0.053 per share, for 2001 represents a $1,740,000, or $0.048 per share, improvement from income of $192,000, or $0.005 per share, in 2000 before the charge associated with the cumulative effect of the change in accounting policy.

The weighted average number of common shares outstanding in 2001 increased to 36,587,794, a 0.7% increase over 2000 due to the exercise of options.

Comparison of 2000 to 1999

Consolidated revenues from continuing operations for the year ended December 31, 2000 of $29,151,000 represented an increase of 19.5% over the $24,385,000 in 1999. Product sales were largely unchanged year-over-year with increases in radiopharmaceutical and manufacturing product sales offsetting the decline in dermatology product sales following the sale of this product line in 2000. Royalty and licensing revenue increased from $2,338,000 to $7,132,000 as a result of deferred revenue accounting for the May 2000 SpectroPharm transaction. The net proceeds from this transaction were deferred and are being recognized as revenue over the period to February 2005.

Cost of goods sold increased in 2000 to 82.8% of product sales from continuing operations, from 73.9% for the same period in 1999 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations of $7,385,000, or 33.5% of product sales from continuing operations, compares with $7,219,000, or 32.7% of product sales from continuing operations, in 1999.

EBITDARD from continuing operations of $3,529,000 in 2000 compares to $880,000 in 1999.

Research and development expenditures associated with continuing operations increased to $1,027,000 in 2000 as compared to $748,000 in 1999 due to increased development activity involving the Company's radio-

Non-recurring items in 2000 included a $19,900,000 charge representing the cumulative effect of the change in accounting policy, a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines and a $411,000 gain on the sale of dermatology product rights. The only significant non-recurring item in 1999 was a gain of $1,819,000 arising from the disposition of the Company's investment in Bone Care International, Inc.

Depreciation and amortization expense associated with continuing operations of $2,318,000 in 2000 increased from $1,823,000 as compared to 1999 due to the commencement of depreciation charges on completed capital projects.

Net financial items associated with continuing operations in 2000 declined to an expense of $637,000 as compared to an expense of $919,000 for 1999.

Following the issuance of shares in DPI to Société générale de financement du Québec ("SGF") and members of DPI's management team in 2000, minority interest in 2000 contributed positively to net income by $338,000 which represented 34.1% of DPI's net loss from February 1 to December 31, 2000.

Revenues from discontinued operations of $6,335,000 in 2000 represented a 24.7% increase over 1999 due to increased sales of its major neurology products and new product launches in early 2000. The net loss from discontinued operations in 2000 of $630,000 compares to a loss of $4,580,000 in 1999 which included a $4,780,000 (after tax) charge representing acquired research and development costs arising from the June 1999 acquisition of the exclusive Canadian rights to eight neurology products from Elan Corporation plc ("Elan").

In 2000 the Company recorded an income tax benefit associated with continuing operations of $330,000 as compared to an income tax expense of $99,000 in 1999. The change in the effective tax rate from 1999 to 2000 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting

Net income from continuing operations, before the charge associated with the cumulative effect of the change in accounting policy, of $192,000, or $0.005 per share, for 2000 represents a $1,082,000, or $0.031 per share, improvement from a loss of $890,000, or $0.026 per share, in 1999.

The weighted-average number of common shares outstanding in 2000 increased to 36,324,199, a 7.4% increase over 1999 due to the full year effect of the 1999 share issuance to Elan, exercise of warrants and options and conversion of employee participation shares, partly offset by the purchase for cancellation of 100,000 common shares under the Company's stock repurchase plan.

RADIOPHARMACEUTICALS

Years Ended December 31, (in thousands of U.S. dollars) (U.S. GAAP)	2001	2000	1999
REVENUES			
Product sales	**$ 6,763**	$ 5,951	$ 5,762
Royalty and licensing	**192**	–	–
	6,955	5,951	5,762
EBITDARD	**1,778**	1,360	2,264
Research and development	**(1,279)**	(1,027)	(531)
EBITDA	**499**	333	1,733
Depreciation and amortization	**(623)**	(547)	(478)
(Loss) income from operations	**$ (124)**	$ (214)	$ 1,255

Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE. DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and *BrachySeed*™, second generation iodine-125 and palladium-103 brachytherapy implants. diagnostic imaging products: *Fibrimage*® for imaging deep vein thrombosis currently in Phase III, *Amiscan*® for the early diagnosis of acute myocardial infarct currently in Phase II, and *INFECTON*™ for imaging infection.

During 2001, the Company's radiopharmaceutical business achieved a number of important milestones:

- Record financial results:
  - Revenues of $7.0 million, an increase of 16.9% over 2000
  - EBITDARD of $1.8 million, an increase of 31.0% over 2000
- U.S. and Canadian regulatory approvals of the recently expanded radiopharmaceutical manufacturing facility including the FDA, the Canadian Therapeutic Products Directorate and the Canadian Nuclear Safety Commission
- Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product
- U.S. and Canadian launches of *BrachySeed*™ I-125
- U.S. and Canadian approvals of *BrachySeed*™ Pd-103 and preparations for the 2002 launch of this product
- New long-term manufacturing supply agreement for Bracco Diagnostics Inc. for Sodium Iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001
- Commencement of Phase II trials for *Amiscan*®, a technetium-99m-based radiopharmaceutical for the imaging of heart attacks
- In-licensing of *INFECTON*™, a technetium-99m-based radiopharmaceutical for imaging infection, from British Technology Group

Comparison of 2001 to 2000

Total revenues for the radiopharmaceutical segment in 2001 of $6,955,000 were an annual record representing an increase of 16.9% over the $5,951,000 in 2000. The 13.6% increase in product sales was primarily attributable to U.S. sales of *BrachySeed*™ I-125 and Sodium Iodide I-131

Revenues in both 2000 and 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products.

EBITDARD for this segment of $1,778,000 for 2001 was an annual record, representing an increase of $418,000, or 30.7%, compared to income of $1,360,000 in 2000.

Research and development expenditures for this segment increased to $1,279,000 in 2001 as compared to $1,027,000 in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for *INFECTON*™ and *BrachySeed*™.

Depreciation and amortization expense for this segment of $623,000 in 2001 increased 13.9% from $547,000 in 2000 following the commencement of depreciation of the recently expanded radiopharmaceutical production facility.

Comparison of 2000 to 1999

Total revenues for the radiopharmaceutical segment in 2000 of $5,951,000 represented an increase of 3.3% over the $5,762,000 in 1999. Revenues in both 2000 and 1999 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products.

EBITDARD for this segment of $1,360,000 for 2000 represented a decrease of $904,000, or 40.0%, compared to $2,264,000 in 1999 as a result of higher production and operating costs, including the production cost of outsourced lyophilized kits.

Research and development expenditures for this segment increased to $1,027,000 in 2000 as compared to $531,000 in 1999 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

Depreciation and amortization expense for this segment of $547,000 in 2000 increased 14.4% from $478,000 in 1999 due to the full year effect of depreciation

MANUFACTURING

Years Ended December 31, (in thousands of U.S. dollars) (U.S. GAAP)	2001	2000	1999
REVENUES			
Product sales	**$ 20,460**	$ 15,477	$ 12,853
EBITDA	**149**	(200)	(863)
Depreciation and amortization	**(867)**	(807)	(622)
(Loss) income from operations	**$ (718)**	$ (1,007)	$ (1,485)

Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of *Anipryl*® to Pfizer Inc. DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

During 2001, the Company's contract manufacturing business achieved a number of important milestones:

- Record financial results:
  - Revenues of $20.5 million, an increase of 32.2% over 2000
  - EBITDA of $0.1 million as compared to a loss of $0.2 million in 2000
- New long-term manufacturing supply agreement with GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets
- U.S. regulatory acceptance to manufacture sterile lyophilized and sterile liquid injectable products
- Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

Comparison of 2001 to 2000

Total revenues for the manufacturing segment in 2001 of $20,460,000 were an annual record representing an increase contracts, new product introductions and increased service revenues associated with new product introductions.

EBITDA for this segment of $149,000 for 2001 was an annual record representing an increase of $349,000 from a loss of $200,000 in 2000, in line with increased revenues.

Depreciation and amortization expense for this segment of $867,000 in 2001 increased 7.4% from $807,000 in 2000 following the commencement of depreciation charges on completed capital projects.

Comparison of 2000 to 1999

Total revenues for the manufacturing segment in 2000 of $15,477,000 increased 20.4% over the $12,853,000 in 1999 due to new manufacturing contract volumes coming on stream, including a long-term agreement signed with Pfizer Consumer Group, Division of Pfizer Canada Inc., partially offset by lower sales of *Anipryl*® to Pfizer.

EBITDA in 2000 for this segment improved by $663,000 over 1999, in line with increased revenues. EBITDA in 2000 included $211,000 of government assistance as compared to $278,000 in 1999.

Depreciation and amortization expense for this segment of $807,000 in 2000 increased 29.7% from $622,000 in 1999 as a result of depreciation charges commencing for capital additions at DPI's manufacturing facility.

CORPORATE AND OTHER

Years Ended December 31, (in thousands of U.S. dollars) (U.S. GAAP)	**2001**	2000	1999
REVENUES			
Product sales	**$ (991)**	$ 591	$ 3,432
Royalty and licensing	**6,560**	7,132	2,338
	5,569	7,723	5,770
EBITDARD	**3,049**	2,369	(521)
Research and development	**–**	–	(217)
EBITDA	**3,049**	2,369	(738)
Depreciation and amortization	**(946)**	(964)	(723)
Restructuring charges	**–**	(434)	–
Income (loss)			

Corporate and Other comprises deferred revenues, net of associated expenses, from the Company's collaboration agreements with Pfizer Inc. with respect to *Anipryl*® and GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products, royalties and other forms of participating interests, non-allocated corporate expenses and inter-segment eliminations.

Corporate milestones achieved in 2001 included:

- Resolution of contract issues related to *Anipryl*® resulting in the receipt of a cash payment of $3.1 million
- The January 2002 agreement to divest DRAXIS Pharmaceutica

Comparison of 2001 to 2000

Inter-segment sales in 2001 totalled $991,000. In 2000, dermatology product sales, net of inter-segment sales, were $591,000. The Company did not record any dermatology product revenues in 2001.

Royalty and licensing revenue in this segment in 2001 of $6,560,000 represented a decrease of 8.0% as compared to $7,132,000 in 2000. The decrease was attributable to a decline in the amount of additional *Anipryl*® minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000 partly offset by the impact of deferred revenue accounting for the SpectroPharm transaction. The net proceeds from the May 2000 sale of the SpectroPharm line of products were deferred and are being recognized as revenue on a straight-line basis over the period to February 2005.

EBITDA for this segment, before non-recurring items, in 2001 increased $680,000 over 2000 levels due to the net impact of the deferred revenue accounting for the SpectroPharm transaction partially offset by the decline in the amount of additional *Anipryl*® minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

Non-recurring items in 2000 included a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

Depreciation and amortization expense for this segment of $946,000 in 2001 was largely unchanged as compared

Comparison of 2000 to 1999

In 2000, dermatology product sales, net of inter-segment sales, declined to $591,000 as compared to $3,432,000 in 1999 following the disposition of the Company's dermatology product lines in 2000.

Royalty and licensing revenue in this segment in 2000 of $7,132,000 represented an increase of $4,794,000 as compared to $2,338,000 in 1999. The increase was attributable to the January 1, 2000 prospective adoption of deferred revenue accounting for the Company's collaboration agreement with Pfizer pertaining to *Anipryl®*, the impact of deferred revenue accounting for the SpectroPharm transaction in 2000 and $1,456,000 of additional *Anipryl®* minimum royalty earned in 2000, partially offset by a reduction in regular *Anipryl®* royalties.

EBITDARD for this segment, before non-recurring items, in 2000 increased $2,890,000 over 1999 levels largely due to the increase in revenues.

There were no research and development expenditures in this segment in 2001 or 2000. In 1999, $217,000 was expensed on a collaborative development project with Pfizer with respect to *Anipryl®*.

Non-recurring items in 2000 included a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

Depreciation and amortization expense for this segment of $964,000 in 2000 increased $241,000 from $723,000 in 1999 largely due to aligning the amortization term for the residual goodwill associated with the SpectroPharm product line with the period over which the SpectroPharm deferred revenue will be recognized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2001 consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

LIQUIDITY AND CAPITAL RESOURCES

Years Ended December 31, (in thousands of U.S. dollars) (U.S. GAAP)	2001	2000	1999
Cash and cash equivalents	**$ 5,602**	$ 4,420	$ 2,016
Non-financial working capital (net)[1]	**$ 8,106**	$ 10,363	$ 6,450
Total debt	**$ 9,726**	$ 11,225	$ 16,953

[1] Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt

Cash and cash equivalents at December 31, 2001 totalled $5,602,000 as compared with $4,420,000 as at December 31, 2000 and $2,016,000 as at December 31, 1999.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at December 31, 2001 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. As at December 31, 2000, $341,000 was held as a deposit against representations provided by the Company in connection with the SpectroPharm transaction and was released in February 2001. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows used in continuing operations, before changes in working capital, in 2001 were $2,290,000 as compared to $3,746,000 in 2000 and $1,374,000 in 1999. Excluding the impact of non-recurring items, the change in operating cash flows used in operations was attributable to changes in EBITDA, net of amortization of deferred revenues.

Cash flows from discontinued operations in 2001 improved to $61,000 as compared to $596,000 and attributable to improved EBITDA from discontinued operations. The improvement in 2000 was due largely to acquired product rights of $8,387,000 in 1999.

The Company had $24,615,000 and $26,264,000 of deferred revenue as at December 31, 2001 and December 31, 2000, respectively. The Company had no deferred revenue as at December 31, 1999. The change in 2001 was attributable to amortization during the year partly offset by the addition of a portion of the payment received in December 2001 regarding *Anipryl*®. The increase in 2000 was attributable to the January 1, 2000 prospective adoption of deferred revenue accounting for the Company's collaboration agreement with Pfizer pertaining to *Anipryl*® and the impact of deferred revenue accounting for the SpectroPharm transaction in 2000.

Deferred revenue amortization, which represents a source of non-cash earnings for the Company, increased to $4,783,000 in 2001 as compared to $4,234,000 in 2000 and $Nil in 1999. The increase in 2001 was largely due to the full year effect of amortization arising from the SpectroPharm transaction. The increase in 2000 was attributable to the January 1, 2000 prospective adoption of deferred revenue accounting for the Company's collaboration agreement with Pfizer pertaining to *Anipryl*® and the impact of deferred revenue accounting for the SpectroPharm transaction in 2000.

Non-financial working capital was $8,106,000 as at December 31, 2001 as compared to $10,363,000 as at December 31, 2000 and $6,450,000 as at December 31, 1999. The decline in 2001 was due to lower inventories and accounts receivable and higher accounts payable. The increase in 2000 was due to increased inventories attributable to shipment timing issues and increased accounts receivable largely attributable to the additional payment related to *Anipryl*® accrued in 2000 and received in April 2001.

Cash flows used in investing activities, excluding changes in deferred revenues, totalled $5,288,000, $384,000 and $8,815,000 in 2001, 2000 and 1999, respectively.

respectively. The increase in 2001 was attributable to increased spending in the Company's manufacturing and radiopharmaceutical businesses. Expenditures were unusually high in 1999 and 1998 during the construction of the Company's new lyophilization line and radiopharmaceutical facilities and installation of its enterprise resource planning system.

The Company did not make any acquisitions involving its continuing operations in 2001, 2000 or 1999. Within its discontinued operations, in 1999, the Company paid $12,000,000 for the acquisition of the exclusive Canadian rights to eight neurology products from Elan.

Net proceeds from the divestiture of the Company's dermatology product lines in 2000 totalled $8,911,000, of which $8,169,000 was capitalized as deferred revenue. In 1999, the Company realized $2,285,000 in proceeds from the disposition of its investment in Bone Care International, Inc.

The Company has steadily reduced its financial leverage over the past three years. Total debt at December 31, 2001 was $9,726,000 compared to $11,225,000 at December 31, 2000 and $16,953,000 at December 31, 1999.

As at December 31, 2001, the Company's debt was comprised of two DPI bank loans, a $5,295,000 term loan and a CDN$3,500,000 revolving credit facility, of which $1,666,000 was drawn at December 31, 2001, and a $2,765,000 unsecured obligation related to the in-licensing of *Permax*®. In 2002, DPI's revolving credit agreement is subject to renewal and $1,446,000 of other indebtedness is scheduled for repayment. As at December 31, 2000, the Company's debt was comprised of two DPI bank loans, a $6,418,000 term loan and a CDN$2,000,000 revolving credit facility of which $1,335,000 was drawn, and a $3,472,000 unsecured obligation related to the in-licensing of *Permax*®.

The Company was in compliance with all lending covenants as at December 31, 2001, 2000 and 1999.

Proceeds from the issuance of treasury common shares by the Company generated $83,000, $2,308,000 and $6,894,000 in 2001, 2000 and 1999, respectively. The proceeds were attributable to the exercise of warrants and options, other than Elan's 1999 share subscription, which generated $6,571,000.

In 2000 the Company received net proceeds of $5,375,000 from the issuance of treasury shares by DPI.

In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to 1.83 million common shares. During 2000, 100,000 shares were repurchased for cancellation for total consideration of $262,000. No shares were acquired under this plan in 2001. In December 2001 the plan was renewed and will now terminate on the earlier of December 18, 2002 or when 1,830,671 common shares have been acquired.

COMMITMENTS

The following table summarizes the Company's major contractual cash obligations as of December 31, 2001:

(in thousands of U.S. dollars)	2002	2003	2004	2005	2006
Long-term debt	$1,446	$1,446	$ 943	$ 943	$ 943
Operating leases	$1,120	$ 456	$ 719	$ 535	$ 307

In addition to the above, the Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The Company is party to a shareholders' agreement which granted SGF and DPI's management shareholders the right to obligate the Company to purchase their shareholdings in DPI under certain circumstances. Further details of this commitment are included Note 25 to the 2001 consolidated financial statements.

OUTLOOK

The Company's primary operational focus in 2002 will continue to be on: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

In 2002 management expects continued growth in revenues and operating earnings from continuing operations from all of its segments.

The Radiopharmaceutical business is expected to experience increased revenues and operating profitability in 2002 driven by increased sales of its radiopharmaceutical diagnostic imaging kits, full-year sales of *BrachySeed*™ I-125 and Sodium Iodide I-131 radiotherapy capsules, and new product introductions, including *BrachySeed*™ Pd-103, partly offset by an expected increase in research and development costs.

The Manufacturing segment is expected to have increasing revenues and operating profitability due to increased third party manufacturing business and the start-up of in-house manufacturing of lyophilized radiopharmaceutical diagnostic imaging products, partly offset by higher depreciation expense.

The Corporate and Other segment is expecting to have improved results due to increased deferred revenue as a result of the *Anipryl*® payment received in December 2001 and the net effect of the proposed sale of DRAXIS Pharmaceutica, including the commencement of recognizing continuing participating interests on the Canadian sales of three products included in the sale. Management also expects to record a non-recurring gain on the completion of the proposed sale of DRAXIS Pharmaceutica.

Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2002. The investment in non-financial working capital in 2002 is expected to decline following the sale of DRAXIS Pharmaceutica, partially offset by the impact of the expected increase in product sales.

Capital expenditures in 2002 are expected to increase over 2001 levels related to several projects associated with new business opportunities. The Company has initiated discussions with respect to the financing of these expenditures.

With the Company's current cash balances, expected proceeds from the sale of DRAXIS Pharmaceutica, reduced operating cash requirements and debt capacity enhanced through debt reduction in 2000 and 2001, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2002. Any investments or acquisitions of businesses, products or technologies may require additional funding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

Exhibit 99.3

DRAXIS HEALTH INC.

CANADIAN GAAP FINANCIAL INFORMATION 2001

TABLE OF CONTENTS

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Management's Discussion and Analysis of Financial Condition and Results of Operations

- Year Ended December 31, 2001-

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc.'s ("DRAXIS" or the "Company's") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise indicated.

Overview

DRAXIS is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

The Company believes that both its radiopharmaceutical and manufacturing businesses have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses including:

- $6.5 million of investments establishing sterile lyophilization (freeze-drying) capabilities at DPI to provide in-house manufacturing of the Company's radiopharmaceutical imaging kits as well as third-party contract manufacturing services;
- $4.7 million of investments in the construction and later expansion of DRAXIMAGE's radiopharmaceutical production facilities and capabilities, including its robotic manufacturing line;
- $0.8 million of investments to enhance DPI's and DRAXIMAGE's capabilities and regulatory compliance;
- The continued development of the DRAXIMAGE product pipeline including: *BrachySeed*™, *Fibrimage*®, *Amiscan*™, and *INFECTON*™.

These initiatives are consistent with the Company's general business strategy of:

- Focusing on specialty pharmaceutical markets in which the Company can develop and sustain competitive advantage;
- Developing new pharmaceutical products and services consistent with the Company's strengths and capabilities;
- Pursuing growth opportunities with international market potential; and
- Leveraging alliances with business partners, when appropriate.

In 1999, the Company initiated a strategic review of its operations from the perspective of enhancing shareholder value. Following completion of this strategic review, the Company resolved to focus on its radiopharmaceutical and manufacturing platforms, which has resulted in two corporate developments: the divestiture of the Company's dermatology product lines in 2000 and the January 2002 announcement that the Company had entered into a binding letter of intent to divest of substantially all of the assets of its Canadian prescription pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica").

The Company achieved a number of significant accomplishments during fiscal 2001 including:

- Record financial results from continuing operations:
    - Consolidated revenues of $33.0 million, an increase of 14.3% over 2000, including a 20.6% increase in product sales
    - Consolidated earnings before interest, taxes, depreciation, amortization, research and development and non-recurring items ("EBITDARD") of $5.0 million, an increase of 38.8% over 2000
    - Record financial results for both the radiopharmaceutical and manufacturing businesses
- Regulatory approvals of manufacturing facilities:
    - U.S. and Canadian approvals of the recently expanded radiopharmaceutical manufacturing facility
    - U.S. acceptance to manufacture sterile lyophilized and sterile injectable products and the subsequent site-transfer approval for the in-house production of the first lyophilized radiopharmaceutical product
- Advances in *BrachySeed*™, the Company's proprietary second-generation radioactive implant for the treatment of prostate cancer:
    - U.S. and Canadian launches of *BrachySeed*™ I-125
    - U.S. and Canadian approvals of *BrachySeed*™ Pd-103
- New long term manufacturing supply agreements with:
    - GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets
    - Bracco Diagnostics Inc. for sodium iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001
- Commencement of Phase II trials for *Amiscan*™, a technetium-99m-based radiopharmaceutical for the imaging of heart attacks
- Business development transactions consistent with the Company's strategic plan:
    - In-licensing of *INFECTON*™, a technetium-99m-based radiopharmaceutical for imaging infection, from British Technology Group
    - The January 2002 agreement to divest DRAXIS Pharmaceutica

Previously, the Company had indicated that in 2001 it expected consolidated revenues to grow by 15-20% and to report positive net income from continuing operations under U.S. GAAP.

Revenues for 2001 (including both continuing and discontinued operations) totalled $40,083,000, an increase of 13.9% over $35,200,000 in 2000. Although the Company reports its financial results in U.S. dollars, a substantial portion of the Company's revenues are denominated in Canadian dollars. During 2001, reported revenues were negatively affected as a result of the depreciation in the value of the Canadian dollar relative to the U.S. dollar. Had the average exchange rate in 2001 remained at 2000 levels, reported revenues in 2001 would have grown at 18% over 2000.

As compared to 2000, revenues in 2001 for the Company's core radiopharmaceutical and manufacturing businesses increased 18.3% and 33.3%, respectively.

2001 net income (under U.S. GAAP), before the non-cash charge of $3,300,000 associated with the revaluation of income tax assets, of $1,716,000, or $0.05 per share, was in line with Company's expectations for the year.

Change in Accounting Convention and Reporting Currency

The Company adopted U.S. GAAP and U.S. dollars as its primary financial reporting convention, beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.

Changes in Accounting Policy

Effective July 1, 2001, the Company changed its policy with respect to the cost of licenses for products for which market regulatory approval has not been received whereby such costs are deferred and amortized on a straight-line basis over the relevant period of the related agreement. This change in policy was applied retroactively and prior periods have been restated.

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue rateably over the contract period. This change in policy was applied retroactively and prior periods have been restated.

Discontinued Operations

On January 23, 2002, the Company announced that it had entered into an agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute DRAXIS Pharmaceutica.

Prior to the quarter ended December 31, 2001, DRAXIS Pharmaceutica's operations had been included in the Company's Canadian Pharmaceuticals segment along with deferred revenue and amortization associated with the Company's collaboration agreement involving the previously divested SpectroPharm line of products.

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and all comparative periods presented have been restated.

Definition of Segments

In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company has modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations will be reported within three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

Non-GAAP Measures

In order to provide more meaningful analysis of operating performance and financial results, management uses measures of income such as EBITDARD, EBITDA (pre-R&D), EBITDA and net income and earnings per share before non-recurring items, which do not include certain charges. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified.

Consolidated Results of Operations[1]

	Years Ended December 31, 2001	2000	1999
	(in thousands of U.S. dollars except share related data) (Canadian GAAP)		
Revenues			
Product sales	**$ 26,232**	$ 21,748	$ 21,805
Royalty and licensing	**6,752**	7,117	5,485
	32,984	28,865	27,290
Cost of goods sold	**(21,801)**	(17,966)	(16,142)
SG&A	**(6,207)**	(7,314)	(7,154)
EBITDA[2] (pre-R&D)	**4,976**	3,585	3,994
R & D (net)	**(802)**	(780)	(589)
EBITDA[2]	**4,174**	2,805	3,405
Depreciation and amortization	**(4,623)**	(4,530)	(4,147)
Non-Recurring Items			
- Restructuring charges	**-**	(529)	-
- Other income	**-**	1,742	1,803
- Revaluation of tax assets	**(1,534)**	(1,647)	-
Financial (net)	**(25)**	(627)	(911)
Income tax recovery (provision)[3]	**35**	759	14
Minority interest	**286**	337	-
Loss from discontinued operations	**(501)**	(1,214)	(563)
Net loss	**$ (2,188)**	$ (2,904)	$ (399)
Net income (loss)			
- From continuing operations before revaluation of tax assets	**$ (153)**	$ (43)	$ 164
- Revaluation of tax assets	**(1,534)**	(1,647)	-
- Loss from discontinued operations	**(501)**	(1,214)	(563)
	$ (2,188)	$ (2,904)	$ (399)
Basic income (loss) per share			
- From continuing operations before revaluation of tax assets	**$ (0.004)**	$ (0.001)	$ (0.005)
- Revaluation of tax assets	**(0.042)**	(0.045)	-
- Loss from discontinued operations	**(0.014)**	(0.033)	(0.017)
	$ (0.060)	$ (0.079)	$ (0.012)

[1] Commencing with the fourth quarter of 2001, DRAXIS Pharmaceutica has been accounted for as discontinued operations and comparative periods have been restated accordingly.
[2] Earnings from continuing operations before depreciation and amortization, non-recurring items, interest, other income, income taxes and minority interest.
[3] Excludes revaluation of tax assets.

Comparison of 2001 to 2000

Consolidated revenues from continuing operations for the year ended December 31, 2001 of $32,984,000 were an annual record for the Company, representing an increase of 14.3% over the $28,865,000 in 2000. A 20.6% increase in product sales was partly offset by a 5.1% decline in royalty and licensing revenue due to a decline in the amount of additional *Anipryl®* minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

Cost of goods sold increased in 2001 to 83.1% of product sales from continuing operations from 82.6% for the same period in 2000 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations of $6,207,000, or 23.7% of product sales from continuing operations, in 2001 represented a substantial decline as compared to the $7,314,000, or 33.6% of product sales from continuing operations, in 2000.

EBITDARD from continuing operations of $4,976,000 in 2001 was an annual record for the Company, representing an increase of 38.8% compared to $3,585,000 in 2000.

Research and development expenditures associated with continuing operations, net of related investment tax credits, increased to $802,000 in 2001 as compared to $780,000 in 2000.

The only significant non-recurring item in 2001 was a $1,534,000 charge associated with the revaluation of the Company's income tax assets. Non-recurring items in 2000 included a $1,647,000 charge associated with the revaluation of the Company's income tax assets, a $529,000 restructuring charge related to the divestiture of the Company's dermatology product lines, a $1,335,000 gain on reduction of ownership in subsidiary arising from DPI's issuance of common shares to outside interests, and a $407,000 gain on the sale of dermatology product rights.

Depreciation and amortization expense associated with continuing operations of $4,623,000 in 2001 increased 2.1% as compared to 2000.

Net financial items associated with continuing operations in 2001 were an expense of $25,000 as compared to expense of $627,000 for 2000. 2001 results were positively impacted by $378,000 in foreign exchange gains arising from the stronger U.S. dollar relative to the Canadian dollar.

Minority interest in 2001 contributed positively to net income by $286,000, a $51,000 decline compared to 2000 due to the reduction in DPI's net losses.

Revenues from discontinued operations of $7,099,000 in 2001 represented a 12.1% increase over 2000 and was the major factor contributing to a $712,000 improvement in the net loss from discontinued operations, from a loss of $1,214,000 in 2000 to a loss of $501,000 in 2001.

In 2001 the Company recorded an income tax expense associated with continuing operations of $1,499,000 as compared to an income tax expense of $888,000 in 2000.

In 2000, the Governments of Canada and Ontario announced their intent to enact legislation implementing gradual reductions in their respective corporate income tax rates. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. Accordingly, in 2001, the Company recorded a non-cash charge of $1,534,000 (2000 - $1,647,000) to reduce the carrying value of its future income taxes. Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

Excluding these non-recurring tax charges, in 2001 and 2000 the income tax benefit would have been $35,000 and $759,000, respectively. The change in the effective tax rate from 2000 to 2001 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes.

Net loss from continuing operations, before the charge associated with revaluation of tax assets, of $153,000, or $0.004 per share, for 2001 represents a $110,000, or $0.003 per share, decline from a loss of $43,000, or $0.001 per share, in 2000.

The weighted average number of common shares outstanding in 2001 increased to 36,587,794, a 0.7% increase over 2000 due to the exercise of options.

Comparison of 2000 to 1999

Consolidated revenues from continuing operations for the year ended December 31, 2000 of $28,865,000 represented an increase of 5.8% over the $27,290,000 in 1999. Product sales were largely unchanged year-over-year with increases in radiopharmaceutical and manufacturing product sales offsetting the decline in dermatology product sales following the sale of this product line in 2000. Royalty and licensing revenue increased from $5,485,000 to $7,117,000 as a result of deferred revenue accounting for the May 2000 SpectroPharm transaction. The net proceeds from this transaction were deferred and are being recognised as revenue over the period to February 2005.

Cost of goods sold increased in 2000 to 82.6% of product sales from continuing operations, from 74.0% for the same period in 1999 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations of $7,314,000, or 33.6% of product sales from continuing operations, compares with $7,154,000, or 32.8% of product sales from continuing operations, in 1999.

EBITDARD from continuing operations of $3,585,000 in 2000 compares to $3,994,000 in 1999.

Research and development expenditures associated with continuing operations increased to $780,000 in 2000 as compared to $589,000 in 1999 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

Non-recurring items in 2000 included a $1,647,000 charge associated with the revaluation of the Company's income tax assets, a $529,000 restructuring charge related to the divestiture of the Company's dermatology product lines, a $1,335,000 gain on reduction of ownership in subsidiary arising from DPI's issuance of common shares to outside interests, and a $407,000 gain on the sale of dermatology product rights. The only significant non-recurring item in 1999 was a gain of $1,803,000 arising from the disposition of the Company's investment in Bone Care International, Inc.

Depreciation and amortization expense associated with continuing operations of $4,530,000 in 2000 increased from $4,147,000 as compared to 1999 due to the commencement of depreciation charges on completed capital projects.

Net financial items associated with continuing operations in 2000 declined to an expense of $627,000 as compared to an expense of $911,000 for 1999.

Following the issuance of shares in DPI to Société générale de financement du Québec ("SGF") and members of DPI's management team in 2000, minority interest in 2000 contributed positively to net income by $337,000 which represented 34.1% of DPI's net loss from February 1 to December 31, 2000.

Revenues from discontinued operations of $6,335,000 in 2000 represented a 25.8% increase over 1999 due to increased sales of its major neurology products and new product launches in early 2000. The net loss from discontinued operations in 2000 of $1,214,000 compares to a loss of $563,000 in 1999 following the June 1999 acquisition of the exclusive Canadian rights to eight neurology products from Elan Corporation plc ("Elan").

In 2000 the Company recorded an income tax expense associated with continuing operations of $888,000 as compared to an income tax benefit of $14,000 in 1999.

In 2000, the Governments of Canada and Ontario announced their intent to enact legislation implementing gradual reductions in their respective corporate income tax rates. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. In 2000, the Company recorded a non-cash charge of $1,647,000 to reduce the carrying value of its future income taxes. Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

Excluding the non-recurred tax changes, in 2000 and 1999 the income tax benefit would have been $759,000 and $14,000 in 2000 and 1999, respectively. The change in the effective tax rate from 1999 to 2000 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes.

Net loss from continuing operations, before the charge associated with revaluation of tax assets, of $43,000, or $0.001 per share, for 2000 represents a $207,000, or $0.006 per share, declined from income of $164,000, or $0.005 per share, in 1999.

The weighted average number of common shares outstanding in 2000 increased to 36,324,199, a 7.4% increase over 1999 due to the full year effect of the 1999 share issuance to Elan, exercise of warrants and options and conversion of employee participation shares, partly offset by the purchase for cancellation of 100,000 common shares under the Company's stock repurchase plan.

Radiopharmaceuticals

	Years Ended December 31,		
	2001	2000	1999
		(in thousands of U.S. dollars) *(Canadian GAAP)*	
Revenues			
Product sales	**$ 6,763**	$ 5,881	$ 5,711
Royalty and licensing	**192**	-	-
	6,955	5,881	5,711
EBITDARD	**1,778**	1,322	2,274
Research and development (net)	**(802)**	(780)	(404)
EBITDA	**976**	542	1,870
Depreciation and amortization	**(1,043)**	(964)	(895)
(Loss) income from operations	**$ (67)**	$ (422)	$ 975

Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE. DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and *BrachySeed*™, second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE also has a number of products in late-stage development including three technetium-99m-based diagnostic imaging products: *Fibrimage*® for imaging deep vein thrombosis currently in Phase III, *Amiscan*™ for the early diagnosis of acute myocardial infarct currently in Phase II, and *INFECTON*™ for imaging infection.

During 2001, the Company's radiopharmaceutical business achieved a number of important milestones:

- Record financial results:
  - Revenues of $7.0 million, an increase of 18.3% over 2000
  - EBITDARD of $1.8 million, an increase of 34.5% over 2000
- U.S. and Canadian regulatory approvals of the recently expanded radiopharmaceutical manufacturing facility including the FDA, the Canadian Therapeutic Products Directorate and the Canadian Nuclear Safety Commission
- Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product
- U.S. and Canadian launches of *BrachySeed*™ I-125

- U.S. and Canadian approvals of *BrachySeed*™ Pd-103 and preparations for the 2002 launch of this product
- New long-term manufacturing supply agreement for Bracco Diagnostics Inc. for sodium iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001
- Commencement of Phase II trials for *Amiscan*™, a technetium-99m-based radiopharmaceutical for the imaging of heart attacks
- In-licensing of *INFECTON*™, a technetium-99m-based radiopharmaceutical for imaging infection, from British Technology Group

Comparison of 2001 to 2000

Total revenues for the radiopharmaceutical segment in 2001 of $6,955,000 were an annual record representing an increase of 18.3% over the $5,881,000 in 2000. The 15.0% increase in product sales was primarily attributable to U.S. sales of *BrachySeed*™ I-125 and sodium iodide I-131 radiotherapy capsules which were launched in 2001 and increased sales of diagnostic imaging kits.

Revenues in both 2000 and 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products.

EBITDARD for this segment of $1,778,000 for 2001 represented an increase of $456,000, or 34.5%, compared to income of $1,322,000 in 2000.

Research and development expenditures for this segment, net of related investment tax credits, increased to $802,000 in 2001 as compared to $780,000 in 2000.

Depreciation and amortization expense for this segment of $1,043,000 in 2001 increased 8.2% from $964,000 in 2000 following the commencement of depreciation of the recently expanded radiopharmaceutical production facility.

Comparison of 2000 to 1999

Total revenues for the radiopharmaceutical segment in 2000 of $5,881,000 represented an increase of 3.0% over the $5,711,000 in 1999. Revenues in both 2000 and 1999 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products.

EBITDARD for this segment of $1,322,000 for 2000 represented a decrease of $952,000, or 41.9%, compared to $2,274,000 in 1999 as a result of higher production and operating costs, including the production cost of outsourced lyophilized kits.

Research and development expenditures for this segment, net of related investment tax credits, increased to $780,000 in 2000 as compared to $404,000 in 1999 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

Depreciation and amortization expense for this segment of $964,000 in 2000 increased 7.8% from $895,000 in 1999 due to the full year effect of depreciation on DRAXIMAGE's radiopharmaceutical laboratories, the first phase of which was completed in mid-1999.

Manufacturing

	Years Ended December 31, 2001	2000	1999
	(in thousands of U.S. dollars) (Canadian GAAP)		
Revenues			
Product sales	**$ 20,460**	$ 15,353	$ 12,740
EBITDA	**149**	(194)	(855)
Depreciation and amortization	**(852)**	(802)	(616)
Loss from operations	**$ (703)**	$ (996)	$ (1,471)

Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of *Anipryl®* to Pfizer Inc. DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

During 2001, the Company's contract manufacturing business achieved a number of important milestones:

- Record financial results:
  - Revenues of $20.5 million, an increase of 33.3% over 2000
  - EBITDA of $0.1 million as compared to a loss of $0.2 million in 2000
- New long-term manufacturing supply agreement with GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets
- U.S. regulatory acceptance to manufacture sterile lyophilized and sterile liquid injectable products
- Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

Comparison of 2001 to 2000

Total revenues for the manufacturing segment in 2001 of $20,460,000 were an annual record representing an increase of 33.3% over the $15,353,000 in 2000. The increase was primarily attributable to increased volumes under established contracts, new product introductions and increased service revenues associated with new product introductions.

EBITDA for this segment of $149,000 for 2001 was an annual record representing an increase of $343,000 from a loss of $194,000 in 2000, in line with increased revenues.

Depreciation and amortization expense for this segment of $852,000 in 2001 increased 6.2% from $802,000 in 2000 following the commencement of depreciation charges on completed capital projects.

Comparison of 2000 to 1999

Total revenues for the manufacturing segment in 2000 of $15,353,000 increased 20.5% over the $12,740,000 in 1999 due to new manufacturing contract volumes coming on stream, including a long-term agreement signed with Pfizer Consumer Group, Division of Pfizer Canada Inc., partially offset by lower sales of *Anipryl®* to Pfizer Inc.

EBITDA in 2000 for this segment improved by $661,000 over 1999, in line with increased revenues. EBITDA in 2000 included $211,000 of government assistance as compared to $278,000 in 1999

Depreciation and amortization expense for this segment of $802,000 in 2000 increased 30.2% from $616,000 in 1999 as a result of depreciation charges commencing for capital additions at DPI's manufacturing facility.

Corporate and Other

	Years Ended December 31,		
	2001	2000	1999
	(in thousands of U.S. dollars) (Canadian GAAP)		
Revenues			
Product sales	$ **(991)**	$ 514	$ 3,354
Royalty and licensing	**6,560**	7,117	5,485
	5,569	7,631	8,839
EBITDARD	**3,049**	2,457	2,575
Research and development (net)	**-**	-	(185)
EBITDA	**3,049**	2,457	2,390
Depreciation and amortization	**(2,728)**	(2,764)	(2,636)
Restructuring charges	**-**	(529)	-
Income (loss) from operations	$ **321**	$ (836)	$ (246)

Corporate and Other comprises deferred revenues, net of associated expenses, from the Company's collaboration agreements with Pfizer Inc. with respect to *Anipryl®* and GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products, royalties and other forms of participating interests, non-allocated corporate expenses and inter-segment eliminations.

Corporate milestones achieved in 2001 included:

- Resolution of contract issues related to *Anipryl®* resulting in the receipt of a cash payment of $3.1 million
- The January 2002 agreement to divest DRAXIS Pharmaceutica

Comparison of 2001 to 2000

Inter-segment sales in 2001 totalled $991,000. In 2000, dermatology product sales, net of inter-segment sales, were $514,000. The Company did not record any dermatology product revenues in 2001.

Royalty and licensing revenue in this segment in 2001 of $6,560,000 represented a decrease of 7.8% as compared to $7,117,000 in 2000. The decrease was attributable to a decline in the amount of additional *Anipryl®* minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000 partly offset by the impact of deferred revenue accounting for the SpectroPharm transaction. The net proceeds from the May 2000 sale of the SpectroPharm line of products were deferred and are being recognised as revenue on a straight-line basis over the period to February 2005.

EBITDA for this segment, before non-recurring items, in 2001 increased $592,000 over 2000 levels due to the net impact of the deferred revenue accounting for the SpectroPharm transaction partially offset by the decline in the amount of additional *Anipryl®* minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

Non-recurring items in 2000 included a $529,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

Depreciation and amortization expense for this segment of $2,728,000 in 2001 was largely unchanged as compared to 2000.

Comparison of 2000 to 1999

In 2000, dermatology product sales, net of inter-segment sales, declined to $514,000 as compared to $3,354,000 in 1999 following the disposition of the Company's dermatology product lines in 2000.

Royalty and licensing revenue in this segment in 2000 of $7,117,000 represented an increase of $1,632,000 as compared to $5,485,000 in 1999. The increase was attributable to the impact of deferred revenue accounting for the SpectroPharm transaction in 2000 and $1,456,000 of additional *Anipryl®* minimum royalty earned in 2000, partially offset by a reduction in regular *Anipryl®* royalties.

EBITDARD for this segment, before non-recurring items, in 2000 decreased $118,000 over 1999.

There were no research and development expenditures in this segment in 2000. In 1999, $185,000 was expensed on a collaborative development project with Pfizer with respect to *Anipryl®*.

Non-recurring items in 2000 included a $529,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

Depreciation and amortization expense for this segment of $2,764,000 in 2000 increased $128,000 from $2,636,000 in 1999 largely due to aligning the amortization term for the residual goodwill associated with the SpectroPharm product line with the period over which the SpectroPharm deferred revenue will be recognised.

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2001 consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Future Tax Assets

Realization of the net future tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Liquidity and Capital Resources

	Years Ended December 31,		
	2001	2000	1999
		(in thousands of U.S. dollars) (Canadian GAAP)	
Cash and cash equivalents	$ **5,602**	$ 4,420	$ 1,954
Non-financial working capital (net)[1]	$ **6,381**	$ 10,363	$ 6,250
Total debt	$ **9,726**	$ 11,225	$ 16,433

[1] Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt

Cash and cash equivalents at December 31, 2001 totalled $5,602,000 as compared with $4,420,000 as at December 31, 2000 and $1,954,000 as at December 31, 1999.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at December 31, 2001 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. As at December 31, 2000, $341,000 was held as a deposit against representations provided by the Company in connection with the SpectroPharm transaction and was released in February 2001. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows used in continuing operations, before changes in working capital, in 2001 were $1,932,000 as compared to $3,544,000 in 2000 and $1,360,000 in 1999. Excluding the impact of non-recurring items, the change in operating cash flows used in operations was attributable to changes in EBITDA, net of amortization of deferred revenues.

Cash flows from discontinued operations, in 2001 improved to $61,000 as compared to $596,000 and $8,488,000 used in operations in 2000 and 1999, respectively. The improvement in 2001 was largely attributable to improved EBITDA from discontinued operations. The improvement in 2000 was due largely to the cost of acquired product rights in 1999.

The Company had $24,615,000, $26,264,000 and $21,837,000 of deferred revenue as at December 31, 2001, December 31, 2000, and December 31, 1999, respectively. The change in 2001 was attributable to amortization during the year partly offset by the addition of a portion of the payment received in December 2001 regarding *Anipryl®*. The increase in 2000 was attributable to the impact of deferred revenue accounting for the SpectroPharm transaction in 2000.

Deferred revenue amortization, which represents a source of non-cash earnings for the Company, increased to $4,783,000 in 2001 as compared to $4,204,000 in 2000 and $3,120,000 in 1999. The increase in 2001 was largely due to the full year effect of amortization arising from the SpectroPharm transaction. The increase in 2000 was attributable to the impact of deferred revenue accounting for the SpectroPharm transaction in 2000.

Non-financial working capital was $6,381,000 as at December 31, 2001 as compared to $10,363,000 as at December 31, 2000 and $6,250,000 as at December 31, 1999. The decline in 2001 was due to lower inventories and accounts receivable and higher accounts payable. The increase in 2000 was due to increased inventories attributable to shipment timing issues and increased accounts receivable largely attributable to the additional payment related to *Anipryl®* accrued in 2000 and received in April 2001.

Cash flows used in investing activities, excluding changes in deferred revenues, totalled $5,485,000, $386,000 and $8,761,000 in 2001, 2000 and 1999, respectively.

Capital expenditures in 2001 of $5,365,000 compare with $1,118,000 and $8,182,000 in 2000 and 1999, respectively. The increase in 2001 was attributable to increased spending in the Company's manufacturing and radiopharmaceutical businesses. Expenditures were unusually high in 1999 and 1998 during the construction of the Company's new lyophilization line and radiopharmaceutical facilities and installation of its enterprise resource planning system.

The Company did not make any acquisitions involving its continuing operations in 2001, 2000 or 1999. Within its discontinued operations, in 1999, the Company paid $12,000,000 for the acquisition of the exclusive Canadian rights to eight neurology products from Elan.

Net proceeds from the divestiture of the Company's dermatology product lines in 2000 totalled $8,911,000, of which $8,169,000 was capitalised as deferred revenue. In 1999, the Company realised $2,264,000 in proceeds from the disposition of its investment in Bone Care International, Inc.

The Company has steadily reduced its financial leverage over the past three years. Total debt at December 31, 2001 was $9,726,000 compared to $11,225,000 at December 31, 2000 and $16,433,000 at December 31, 1999.

As at December 31, 2001, the Company's debt was comprised of two DPI bank loans, a $5,295,000 term loan and a CDN$3,500,000 revolving credit facility, of which $1,666,000 was drawn at December 31, 2001, and a $2,765,000 unsecured obligation related to the in-licensing of *Permax*®. In 2002, DPI's revolving credit agreement is subject to renewal and $1,446,000 of other indebtedness is scheduled for repayment. As at December 31, 2000, the Company's debt was comprised of two DPI bank loans, a $6,418,000 term loan and a CDN$2,000,000 revolving credit facility of which $1,335,000 was drawn, and a $3,472,000 unsecured obligation related to the in-licensing of *Permax*®.

The Company was in compliance with all lending covenants as at December 31, 2001, 2000 and 1999.

Proceeds from the issuance of treasury common shares by the Company generated $83,000, $2,260,000 and $6,724,000 in 2001, 2000 and 1999, respectively. These proceeds were attributable to the exercise of warrants and options, other than Elan's 1999 share subscription, which generated $6,513,000.

In 2000 the Company received net proceeds of $5,204,000 from the issuance of treasury shares by DPI.

In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to 1.83 million common shares. During 2000, 100,000 shares were re-purchased for cancellation for total consideration of $265,000. No shares were acquired under this plan in 2001. In December 2001 the plan was renewed and will now terminate on the earlier of December 18, 2002 or when 1,830,671 common shares have been acquired.

Commitments

The following table summarizes the Company's major contractual cash obligations as of December 31, 2001:

	Years Ended December 31, (in thousands of U.S. dollars)				
	2002	2003	2004	2005	2006
Long-term debt	$ 1,446	$ 1,446	$ 943	$ 943	$ 943
Operating leases	$ 1,120	$ 456	$ 719	$ 535	$ 307

In addition to the above, the Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The Company is party to a shareholders' agreement which granted SGF and DPI's management shareholders the right to obligate the Company to purchase their shareholdings in DPI under certain circumstances. Further details of this commitment are included Note 24 to the 2001 consolidated financial statements.

Differences Between Canadian and U.S. GAAP

The major differences between Canadian and U.S. GAAP which affect net income (loss) are summarized in the following table:

	Years Ended December 31,		
	2001	2000	1999
	(in thousands of U.S. dollars)		
Net loss under U.S. GAAP	**$ (1,584)**	$ (20,338)	$ (5,470)
Continuing Operations			
Change in accounting policy, net of taxes	-	19,900	2,768
Gain on reduction of ownership in subsidiary	-	1,335	-
Revaluation of tax assets	**1,766**	(1,647)	-
Amortization expense, net of taxes	**(2,068)**	(2,141)	(2,140)
Other	**(34)**	25	4
	(336)	17,472	632
Discontinued Operations			
Amortization expense, net of taxes	**(268)**	(38)	(341)
Acquired research and development, net of taxes	-	-	4,780
	(268)	(38)	4,439
Net loss under Canadian GAAP	**$ (2,188)**	$ (2,904)	$ (399)

Continuing Operations

Under U.S. GAAP, the change in policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements gave rise to a first quarter 2000 charge of $19,900,000 and prior periods have not been restated. Under Canadian GAAP, this change was applied retroactively and prior periods have been restated.

Gains arising as a result of DPI's share issuance to outside interests are recorded as an increase to additional paid in capital under U.S. GAAP. Under Canadian GAAP, such gains are recognized as income.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,647,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time. The Company recorded an additional charge of $1,534,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates. Under U.S. GAAP, $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc. which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Outlook

The Company's primary operational focus in 2002 will continue to be on: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

In 2002 management expects continued growth in revenues and operating earnings from continuing operations from all of its segments.

The Radiopharmaceutical business is expected to experience increased revenues and operating profitability in 2002 driven by increased sales of its radiopharmaceutical diagnostic imaging kits, full-year sales of *BrachySeed*™ I-125 and sodium iodide I-131 radiotherapy capsules, and new product introductions, including *BrachySeed*™ Pd-103, partly offset by an expected increase in research and development costs.

The Manufacturing segment is expected to have increasing revenues and operating profitability due to increased third party manufacturing business and the start-up of in-house manufacturing of lyophilized radiopharmaceutical diagnostic imaging products, partly offset by higher depreciation expense.

The Corporate and Other segment is expected to have improved results due to increased deferred revenue as a result of the *Anipryl*® payment received in December 2001 and the net effect of the proposed sale of DRAXIS Pharmaceutica, including the commencement of recognizing continuing participating interests on the Canadian sales of three products included in the sale. Management also expects to record a non-recurring gain on the completion of the proposed sale of DRAXIS Pharmaceutica.

Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2002. The investment in non-financial working capital in 2002 is expected to decline following the sale of DRAXIS Pharmaceutica, partially offset by the impact of the expected increase in product sales.

Capital expenditures in 2002 are expected to increase over 2001 levels related to several projects associated with new business opportunities. The Company has initiated discussions with respect to the financing of these expenditures.

With the Company's current cash balances, expected proceeds from the sale of DRAXIS Pharmaceutica, reduced operating cash requirements and debt capacity enhanced through debt reduction in 2000 and 2001, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2002. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Forward Looking Statements

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

Management's Report

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with Canadian generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects accounting policies and uses its judgement and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies. This system is supported by policies and procedures for key business activities, by the hiring of qualified staff and by a continuous planning and monitoring program.

Deloitte & Touche LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

For the year ended December 31, 2001, the Company switched from Canadian GAAP to U.S. GAAP as its primary reporting convention. Financial statements prepared in accordance with Canadian GAAP are available to all shareholders.

Martin Barkin, MD, FRCSC
President and Chief Executive Officer

Jim Garner, CA
Senior Vice President, Finance and
Chief Financial Officer

Mississauga, Ontario

February 6, 2002

Independent Auditors' Report

To the Shareholders of

DRAXIS Health Inc.

We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with generally accepted accounting principles in Canada.

On February 6, 2002, we reported separately to shareholders of the Company, on our audits, where we expressed an opinion without reservation on the financial statements for the same periods prepared in accordance with generally accepted accounting principles in the United States of America.

Deloitte & Touche LLP

Chartered Accountants

Montreal, Quebec

February 6, 2002

DRAXIS HEALTH INC.
Consolidated Statements of Operations Years ended December 31

(in thousands of U.S. dollars except share related data) (restated - Note 3)

		2001		2000		1999
REVENUES						
Product sales	$	**26,232**	$	21,748	$	21,805
Royalty and licensing		**6,752**		7,117		5,485
		32,984		28,865		27,290
EXPENSES						
Cost of goods sold		**21,801**		17,966		16,142
Selling, general and administration		**6,207**		7,314		7,154
Research and development		**1,083**		1,014		741
Investment tax credits on research and development		**(281)**		(234)		(152)
Depreciation and amortization		**4,623**		4,530		4,147
Restructuring charges (Note 5)		**-**		529		-
		33,433		31,119		28,032
Operating loss		**(449)**		(2,254)		(742)
Interest expense, net (Note 6)		**(25)**		(627)		(911)
Other income (Note 7)		**-**		1,742		1,803
(Loss) income before undernoted		**(474)**		(1,139)		150
Income taxes (Note 8)		**1,499**		888		(14)
Minority interest		**286**		337		-
(Loss) income from continuing operations		**(1,687)**		(1,690)		164
Loss from discontinued operations, net of taxes (Note 9)		**(501)**		(1,214)		(563)
Net loss	$	**(2,188)**	$	(2,904)	$	(399)
Basic income (loss) per share (Note 10)						
from continuing operations	$	**(0.05)**	$	(0.05)	$	0.00
from discontinued operations		**(0.01)**		(0.03)		(0.01)
	$	**(0.06)**	$	(0.08)	$	(0.01)
Diluted income (loss) per share (Note 10)						
from continuing operations	$	**(0.05)**	$	(0.05)	$	0.00
from discontinued operations		**(0.01)**		(0.03)		(0.01)
	$	**(0.06)**	$	(0.08)	$	(0.01)

APPROVED BY THE BOARD

Director

Director

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.
Consolidated Balance Sheets December 31

(in thousands of U.S. dollars except share related data) (restated - Note 3)

		2001	2000
ASSETS			
CURRENT			
Cash and cash equivalents	$	**5,602** $	4,420
Accounts receivable (Note 11)		**7,472**	7,655
Inventories (Note 12)		**5,272**	6,269
Prepaid expenses		**570**	1,113
Future income taxes, net (Note 8)		**1,192**	804
		20,108	20,261
Property, plant and equipment, net (Note 13)		**22,294**	19,513
Goodwill, net (Note 14)		**3,086**	4,252
Intangible assets, net (Note 15)		**25,575**	29,719
Other assets		**995**	1,250
Future income taxes, net (Note 8)		**8,141**	7,936
	$	**80,199** $	82,931
LIABILITIES			
CURRENT			
Bank loan (Note 16)	$	**1,666** $	1,335
Accounts payable and accrued liabilities (Note 17)		**8,125**	5,478
Current portion of deferred revenues (Note 19)		**6,476**	4,901
Current portion of long-term debt (Note 20)		**1,446**	1,268
		17,713	12,982
Deferred revenues (Note 19)		**18,139**	21,363
Long-term debt (Note 20)		**6,614**	8,622
Customer deposits		**1,966**	-
Minority interest		**3,050**	3,532
	$	**47,482** $	46,499
Commitments and contingencies (Note 24)			
SHAREHOLDERS' EQUITY			
Common stock, without par value of unlimited shares authorized, 36,613,434 and 36,565,102 issued and outstanding at December 31, 2001 and 2000, respectively	$	**50,175** $	50,092
Contributed surplus		**6,476**	6,476
Employee participation shares; 2,000,000 shares authorized (Note 22(c))		**157**	157
Less: loans receivable		**(157)**	(157)
Warrants (Note 22(a))		**72**	72
Deficit		**(22,396)**	(20,208)
Cumulative translation adjustment		**(1,610)**	-
		32,717	36,432
	$	**80,199** $	82,931

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.
Consolidated Statements of Shareholders' Equity December 31

(in thousands of U.S. dollars except share related data) (restated - Note 3)

	2001	2000	1999
Common Stock (Number of Shares)			
Balance, beginning of year	**36,565,102**	35,557,366	32,280,524
Issuance of common shares	-	-	3,043,996
Exercise of warrants	-	600,000	-
Exercise of options	**48,332**	382,582	189,839
Exercise of employee participation shares	-	125,154	43,007
Repurchased for cancellation	-	(100,000)	-
Balance, end of year	**36,613,434**	36,565,102	35,557,366
Common Stock			
Balance, beginning of year	**$ 50,092**	$ 47,622	$ 40,878
Issuance of common shares	-	-	6,513
Exercise of warrants	-	1,829	-
Exercise of options	**83**	778	211
Exercise of employee participation shares	-	-	20
Repurchased for cancellation	-	(137)	-
Balance, end of year	**$ 50,175**	$ 50,092	$ 47,622
Contributed Surplus			
Balance, beginning of year	**$ 6,476**	$ 6,476	$ 6,476
Balance, end of year	**$ 6,476**	$ 6,476	$ 6,476
Employee Participation Shares			
Balance, beginning of year	**$ 157**	$ 333	$ 224
Issuance of employee participation shares	-	-	133
Exercise of employee participation shares	-	(176)	(24)
Balance, end of year	**$ 157**	$ 157	$ 333
Employee Participation Shares-Loans Receivable			
Balance, beginning of year	**$ (157)**	$ (333)	$ (224)
Issuance of employee participation shares	-	-	(133)
Exercise of employee participation shares	-	176	24
Balance, end of year	**$ (157)**	$ (157)	$ (333)
Warrants			
Balance, beginning of year	**$ 72**	$ 419	$ 347
Issuance of warrants	-	-	72
Exercise of warrants	-	(347)	-
Balance, end of year	**$ 72**	$ 72	$ 419
Deficit			
Balance, beginning of year	**$ (20,208)**	$ (17,177)	$ (16,778)
Net loss	**(2,188)**	(2,904)	(399)
Common shares purchased for cancellation	-	(127)	-
Balance, end of year	**$ (22,396)**	$ (20,208)	$ (17,177)
Cumulative Translation Adjustment			
Balance, beginning of year	**$ -**	$ -	$ -
Foreign currency translation adjustment	**(1,610)**	-	-
Balance, end of year	**(1,610)**	-	-
Total shareholders' equity	**$ 32,717**	$ 36,432	$ 37,340

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.
Consolidated Statements Of Cash Flows Years ended December 31

(in thousands of U.S. dollars except share related data) (restated - Note 3)

	2001	2000	1999
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES			
Net (loss) income from continuing operations	**$ (1,687)**	$ (1,690)	$ 164
Adjustments to reconcile net (loss) income from continuing operations to cash flow (used in) from operating activities			
Amortization of deferred revenues	**(4,783)**	(4,204)	(3,120)
Depreciation and amortization	**4,623**	4,530	4,147
Other income (Note 7)	**-**	(1,742)	(1,803)
Future income taxes	**(269)**	(491)	(343)
Minority interest	**(286)**	(337)	-
Other	**470**	390	(405)
Changes in operating assets and liabilities			
Accounts receivable	**(992)**	(1,369)	12,664
Inventories	**675**	(1,860)	-
Income taxes	**1,592**	14	(3,695)
Prepaid expenses	**495**	(958)	(259)
Accounts payable and accrued liabilities	**1,850**	71	(2,021)
Current portion of deferred revenues	**1,629**	1,781	-
	3,317	(5,865)	5,329
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES			
Expenditures for property, plant and equipment	**(5,365)**	(1,118)	(8,182)
Increase in other deferred charges, net	**(120)**	-	(432)
Acquisition of product rights (Note 21)	**-**	-	(2,411)
Proceeds from disposition of product rights, net (Note 7)	**-**	732	-
Increase in deferred revenues	**1,722**	6,850	-
Proceeds from disposition of investment (Note 7)	**-**	-	2,264
	(3,763)	6,464	(8,761)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES			
Proceeds from bank loan (Note 16)	**434**	1,336	4,006
Repayment of bank loan (Note 16)	**-**	(2,400)	(1,605)
Proceeds from long-term debt	**-**	-	2,528
Repayment of long-term debt	**(762)**	(3,672)	(252)
Proceeds from customer deposits	**2,000**	-	-
Exercise of warrants and options	**83**	2,260	211
Loan repayment upon exercise of participation shares	**-**	-	19
Common share offering, net of related expenses	**-**	-	6,513
Common shares purchased for cancellation	**-**	(265)	-
Issue of common shares by subsidiary to minority interest (Note 7)	**-**	5,204	-
	1,755	2,463	11,420
Effect of foreign exchange rate changes on cash and cash equivalents	**(188)**	-	-
Net cash from continuing operations	**1,121**	3,062	7,988
Net cash (used in) from discontinuing operations	**61**	(596)	(8,488)
Net increase (decrease) in cash and cash equivalents	**1,182**	2,466	(500)
Cash and cash equivalents, beginning of year	**4,420**	1,954	2,454
Cash and cash equivalents, end of year	**$ 5,602**	$ 4,420	$ 1,954
ADDITIONAL INFORMATION			
Interest paid	**$ 634**	$ 676	$ 618
Income taxes paid	**$ 336**	$ 1,474	$ 3,396

See the accompanying notes to the Consolidated Financial Statements

45/86

1. Nature of Operations

DRAXIS Health Inc. ("DRAXIS" or the "Company") is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through its wholly owned subsidiary DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its 65.9%-owned subsidiary DRAXIS Pharma Inc. ("DPI"). The Company's common shares are listed on NASDAQ and The Toronto Stock Exchange.

2. Significant Accounting Policies

(a) Basis of Presentation

The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles ("GAAP") in Canada.

For the year ended December 31, 2001, the Company switched from Canadian GAAP to U.S. GAAP as its primary reporting convention.

The change in reporting currency and GAAP was influenced by the Company's desire to better meet the needs of its shareholders by reporting in the currency of, and by applying accounting rules that are consistent with, the majority of its customers and peer companies.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary companies with provision for minority interests. The Company's effective interest in the voting equity share capital of its principal subsidiaries is 100%, except for DPI which is 65.9% (2000-65.9%; 1999-100%). All significant intercompany transactions and balances are eliminated on consolidation.

(c) Minority Interest

Minority interest represents the minority shareholders' proportionate share of equity and net income or loss of DPI.

(d) Use of Estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for uncollectible accounts receivable, inventory obsolescence, product warranty, amortization, employee benefits, taxes, provisions and contingencies.

(e) Reporting Currency and Foreign Currency Translation

The Company reports its consolidated financial statements in U.S. dollars. For the current period, the financial statements of the Company's operations whose reporting currency is other than U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustment. The net change in the cumulative translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar. Prior periods' consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollars amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

Foreign currency transaction gains and losses are included in net income (loss), and are immaterial for all periods presented.

(f) Revenue Recognition

Product Sales - The Company recognizes revenue from product sales, net of trade discounts and allowances, upon shipment when all significant contractual obligations have been satisfied and collection is reasonably assured. In certain circumstances the Company allows customers to return or exchange products.

Amounts received from customers as prepayments for products to be shipped in the future are reported as customer deposits.

Service revenues are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

Royalty and Licensing - Royalty revenue is recognized on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured. Royalty revenue is net of amounts owing to sublicensees where the Company is simply acting as an agent for the sublicensee.

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

(g) Research and Development

Research costs are charged to earnings in the periods in which they are incurred. Development costs are also expensed unless they are significant and meet generally accepted criteria for deferral. The Company has not deferred any development costs to date. Investment tax credits reduce research and development expense in the same period in which the related expenditures are charged to earnings.

(h) Income Taxes

The liability method of accounting for income taxes is used in accordance with Section 3456 of the CICA Handbook "Income Taxes". Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets which are more-likely-than-not to be unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(i) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(j) Inventories

Inventories are comprised of raw materials, work-in-process and finished goods, which are valued at the lower of cost and net realizable value, on a first-in, first-out basis. The costs of raw materials and acquired finished goods are the purchase price of the product and attributable direct costs, less trade discounts. The cost of manufactured inventory includes the purchase price of raw materials, direct labour, and the application of attributable overheads.

(k) Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates estimated to amortize the cost over the useful life of the assets:

Building	straight-line over 25 years
Equipment	20%-30% diminishing balance and straight-line over 5-10 years

Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive use.

(l) Goodwill and Intangible Assets

Goodwill and intangible assets are reported at cost, less accumulated amortization. The Company provides for amortization on a straight-line basis on the following estimated useful lives:

Goodwill	10 years
Patents and trademarks	10 years
Licenses	9 - 15 years

The Company reviews intangible assets and related goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable, by comparing the carrying amount to the related, estimated undiscounted future net cash flows.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

3. Accounting Change

(a) Licenses

Effective July 1, 2001, the Company changed its policy with respect to the cost of licenses for products for which market regulatory approval has not been received whereby such costs are deferred and amortized on a straight-line basis over the relevant period of the related agreement. This change in policy was applied retroactively and prior periods have been restated.

(b) Earnings Per Share

Effective January 1, 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants Handbook Section 3500 "Earnings per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. Previously reported diluted earnings per share have been restated to reflect this change.

(c) Revenue Recognition

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements, whereby such fees are deferred and recognized as revenue rateably over the contract period. This change in policy was applied retroactively and prior periods have been restated.

4. Government Assistance

During the year, the Company recognized government assistance of $Nil (2000-$211; 1999-$278) related to creation of permanent jobs by DPI. This assistance was recorded as a reduction of selling, general and administration expenses.

The agreement governing the government assistance contains a contingency clause which would require repayment of funding if certain conditions are not met. The Company believes that it is compliant with these conditions.

5. Restructuring Charges

	2001	2000	1999
Write-down in the carrying value of inventory	$ -	$ 100	$ -
Severance	-	429	-
	$ -	$ 529	$ -

During 2000, the Company recorded a restructuring charge to cover costs associated with the divestiture of its dermatology product lines. These restructuring activities were completed in 2000 and the full amount of the reserve was utilized. No costs in excess of the provision have been incurred in subsequent periods.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

6. Interest Expense

		2001		2000		1999
Interest income	$	**164**	$	395	$	317
Financing expense		**(567)**		(1,001)		(985)
Foreign exchange gain (loss)		**378**		(21)		(243)
	$	**(25)**	$	(627)	$	(911)

7. Other Income

		2001		2000		1999
Gain on reduction of ownership in subsidiary	$	**-**	$	1,335	$	-
Gain on disposition of product rights		**-**		407		-
Gain on disposition of investment		**-**		-		1,803
	$	**-**	$	1,742	$	1,803

Gain on Reduction of Ownership in Subsidiary

During 2000, DPI issued 6,733,660 common shares to Société générale de financement du Québec ("SGF") and members of DPI's management team. These issuances, which reduced the Company's ownership in DPI from 100% to 65.9%, yielded aggregate net proceeds of $5,204 and resulted in an aggregate gain on reduction of ownership in subsidiary of $1,335.

Gain on Disposition of Product Rights

During 2000, the Company disposed of rights to certain dermatology products for proceeds of $732 and realized a gain of $407 on this transaction.

Gain on Disposition of Investment

During 1999, the Company disposed of its investment in Bone Care International, Inc. for aggregate proceeds of $2,264 and realized an aggregate gain of $1,803 on this transaction.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

8. Income Taxes

		2001		2000		1999
The components of income tax expense are as follows:						
Current	$	**1,768**	$	1,379	$	329
Future		**(269)**		(491)		(343)
	$	**1,499**	$	888	$	(14)

The reported income tax expense differs from the expected amount calculated by applying the Company's Canadian combined federal and provincial tax rate to income (loss) before income tax expense. The reasons for this difference and the related tax effects are as follows:

		2001		2000		1999
(Loss) income from continuing operations	$	**(474)**	$	(1,139)	$	150
Canadian combined federal and provincial tax rate		**37.5%**		38.3%		32.5%
Expected income tax expense (recovery of income taxes)		**(178)**		(436)		49
Increase (decrease) resulting from:						
Foreign tax rate differences		**(128)**		(74)		130
Effects on future income taxes from reduction in Canadian income tax rates		**1,534**		1,647		-
Non-taxable gain on reduction of ownership in subsidiary		**-**		(580)		-
Non-taxable portion of capital gains		**-**		(107)		(195)
Unrecognized income tax benefit of losses		**(870)**		(607)		(1,137)
Goodwill amortization		**898**		888		998
Other		**243**		157		141
	$	**1,499**	$	888	$	(14)

Future income tax assets have been provided as follows:

		2001		2000
Loss carryforwards and investment tax credits	$	6,079	$	4,828
Expenses not currently deductible for tax purposes		260		326
Deferred revenue		3,474		4,234
Tax value of property, plant and equipment in excess of net book value		526		(49)
Tax value of intangible assets in excess of net book value		1,996		1,569
Other		-		137
Total future tax assets		12,335		11,045
Valuation allowance		(3,002)		(2,305)
Net future tax assets	$	9,333	$	8,740
Future income tax assets are classified as follows:				
Current	$	1,192	$	804
Non-current		8,141		7,936
	$	9,333	$	8,740

At December 31, 2001, the Company has accumulated tax losses of $10,205 available for federal and provincial purposes in Canada, which expire from 2004 to 2008. The Company also has $819 of unclaimed Canadian investment tax credits, which expire from 2004 to 2011. These losses and investment tax credits can be used to offset future years' taxable income.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years' taxable income.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

9. Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division ("DRAXIS Pharmaceutica").

On January 23, 2002, the Company announced that it had entered into a binding agreement to divest DRAXIS Pharmaceutica.

DRAXIS Pharmaceutica's operations had previously been included in the Canadian Pharmaceutical segment, along with deferred revenue and amortization associated with the Company's collaboration agreement involving the SpectroPharm product line (see Note 18(b)).

Pursuant to the Canadian Institute of Chartered Accountants recommendation, Section 3475: "Discontinued Operations", the result of operations of DRAXIS Pharmaceutica have been reported as discontinued operations, and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all comparative periods presented have been restated.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	2001	2000	1999
Revenues	**$ 7,099**	$ 6,335	$ 5,036
Net loss from discontinued operations	**$ (501)**	$ (1,214)	$ (563)

10. Earnings (Loss) per Share

Earnings (loss) per share is based on the weighted average number of common shares outstanding (basic) adjusted, to the extent they are dilutive, for outstanding stock options and stock purchase warrants (diluted). The calculation of diluted earnings (loss) per share excludes any potential conversion of warrants, options and Participation Shares that would increase earnings per share or decrease a loss per share.

The following table details the weighted average number of common shares outstanding for the years ended December 31:

	2001	2000	1999
Weighted average number of common shares outstanding - basic	**36,587,794**	36,324,199	33,825,654
Weighted average effect of dilutive securities:			
Warrants	**23,133**	38,087	-
Stock option plan	-	187,703	-
Employee Participation Share Purchase Plan	-	23,585	275,404
Weighted average number of common shares outstanding - diluted	**36,610,927**	36,573,574	34,101,058

11. Accounts Receivable

	2001	2000
Trade	**$ 7,135**	$ 6,514
Allowance for doubtful accounts	**(132)**	(80)
Loans to employees	**469**	479
Income taxes	-	742
	$ 7,472	$ 7,655

(in thousands of U.S. dollars except share related data) (restated - Note 3)

12. Inventories

		2001		2000
Raw materials	$	**2,526**	$	3,547
Work-in-process		**741**		838
Finished goods		**2,005**		1,884
	$	**5,272**	$	6,269

13. Property, Plant and Equipment

		2001		2000
Land	$	**1,732**	$	1,839
Building		**11,376**		6,655
Equipment		**11,524**		7,321
Assets under construction		**2,033**		7,269
		26,665		23,084
Accumulated depreciation		**(4,371)**		(3,571)
	$	**22,294**	$	19,513

Depreciation of property, plant and equipment from continuing operations was $1,250, $1,156, and $890, for the years ended December 31, 2001, 2000 and 1999, respectively.

14. Goodwill

		2001		2000
Goodwill	$	**6,692**	$	7,102
Accumulated amortization		**(3,606)**		(2,850)
	$	**3,086**	$	4,252

Amortization of goodwill from continuing operations was $946, $904, and $764, for the years ended December 31, 2001, 2000 and 1999, respectively.

15. Intangible Assets

		2001				
		Cost		Accumulated Amortization		Net Book Value
Patents and trademarks	$	**20,485**	$	**10,164**	$	**10,321**
Licenses		**25,028**		**10,011**		**15,017**
Other		**1,288**		**1,051**		**237**
	$	**46,801**	$	**21,226**	$	**25,575**

		2000				
		Cost		Accumulated Amortization		Net Book Value
Patents and trademarks	$	18,473	$	7,303	$	11,170
Licenses		26,386		8,186		18,200
Other		1,369		1,020		349
	$	46,228	$	16,509	$	29,719

Amortization of intangible assets from continuing operations was $2,427, $2,470, and $2,481, for the years ended December 31, 2001, 2000 and 1999, respectively.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

16. Bank Loan

As at December 31, 2001, DPI was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of CDN$3,500. The credit facility is secured by assets of DPI and bears interest at Canadian prime plus 0.75% (4.75% at December 31, 2001).

In conjunction with the acquisition of certain product rights (Note 21), in July 1999 the Company entered into a credit agreement with a Canadian chartered bank pursuant to which the Company borrowed CDN$6,000. The borrowing was secured and bore interest at Canadian prime. In 2000, the remaining principal amount of this borrowing was repaid.

17. Accounts Payable and Accrued Liabilities

	2001	2000
Trade	$ **5,155**	$ 4,234
Employee related items	**1,647**	1,047
Income taxes	**864**	-
Other	**459**	197
	$ **8,125**	$ 5,478

18. Collaboration Agreements

(a) BrachySeed™

In September 2000, the Company entered into a 10 year arrangement with Cytogen Corporation ("Cytogen") whereby Cytogen was granted an exclusive license to market, sell and distribute the Company's *BrachySeed™* implant for the treatment of prostate cancer in the United States in exchange for non-refundable fees, royalties based on Cytogen's sales of *BrachySeed™* and a supply agreement. Under the arrangement, the Company is entitled to receive up to $2,000 in non-refundable fees upon achievement of specified milestones of which $500 was received in 2001 (2000 - $500; 1999 - $Nil). Non-refundable fees received from Cytogen are deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

(b) SpectroPharm Product Line

In May 2000, the Company entered an arrangement with GlaxoSmithKline Consumer Healthcare ("GSK"), formerly Block Drug Company (Canada) Limited, with respect to the Company's SpectroPharm line of dermatology products which included the sale of product rights to GSK in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company's ongoing obligations to GSK pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and are being recognized as revenue on a straight-line basis over the period to January 31, 2005.

(c) Anipryl®

In December 1997, the Company entered into an alliance with Pfizer Inc. ("Pfizer"), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute *Anipryl®* in exchange for non-refundable fees, royalties based on the worldwide sales of *Anipryl®*, a manufacturing and supply agreement and a research collaboration.

In December 1999, the Company and Pfizer amended the terms of the alliance (the "First Amendment") whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of *Anipryl®* in designated European countries.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

In December 2001, the Company and Pfizer further amended the terms of the alliance (the "Second Amendment") whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to *Anipryl®* outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for *Anipryl®*.

Under the amended arrangement, the Company will not be entitled to receive any additional non-refundable fees. The $28,090 in non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006.

The portion of the $3,150 payment allocated to the modifications of future royalty entitlements has been deferred and is being recognized as revenue on a straight-line basis over the period to December 31, 2013.

The portion of the $3,150 payment referable to the minimum royalty entitlement for the three year period ending December 31, 2001 was recognized as revenue in the fourth quarter of 2001. The portion referable to the third three year period ending December 31, 2002 has been deferred and is being recognized as revenue on a straight-line basis over the four quarters of 2002.

19. Deferred Revenue

	2001	2000
BrachySeed™	**$ 872**	$ 462
SpectroPharm product line	**7,691**	8,169
Anipryl®	**29,892**	26,415
	38,455	35,046
Less: accumulated amortization	**13,840**	8,782
	24,615	26,264
Less: current portion	**6,476**	4,901
	$ 18,139	$ 21,363

Amortization of deferred revenue totaled $4,783, $4,204, and $3,120 for the years ended December 31, 2001, 2000, and 1999, respectively.

20. Long-Term Debt

	2001	2000
Term bank loan, secured by the assets of DPI and bearing interest at Canadian prime plus 0.75%.	**$ 5,295**	$ 6,418
Unsecured obligation, bearing interest at the Bank of Canada rate	**2,765**	3,472
	8,060	9,890
Less: current portion	**1,446**	1,268
	$ 6,614	$ 8,622

(in thousands of U.S. dollars except share related data) (restated - Note 3)

The annual aggregate amounts of maturities on long-term debt for the next five years are as follows:

2002	$	1,446
2003	$	1,446
2004	$	943
2005	$	943
2006	$	943

Interest expense on long-term debt from continuing operations totaled $378, $606, and $598 for the years ended December 31, 2001, 2000, and 1999, respectively.

The fair value of the long-term debt is considered to be equivalent to its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

21. Acquisition of Product Rights

In June 1999, the Company acquired the exclusive Canadian rights to eight neurology products from Elan Corporation plc. Under the terms of the license agreement, the Company paid a one-time fee of $12,000.

22. Shareholders' Equity

(a) Warrants

On April 19, 1995 the Company issued 500,000 warrants to Novopharm Limited, each of which was exercisable to April 18, 2000 to purchase one common share of the Company at CDN$2.09. The Company issued the warrants to Novopharm Limited in exchange for Novopharm Limited's grant of a six month extension of a profit sharing agreement between the two companies. In 2000, these warrants expired unexercised.

In connection with borrowings incurred related to the acquisition of the radiopharmaceutical division of Merck Frosst Canada & Co. ("MFCC"), the Company issued to a financial institution non-transferable warrants to purchase 750,000 common shares at CDN$3.70 per share on or before July 31, 2000. The number of exercisable warrants was reduced to 600,000 as a result of the early repayment of the related borrowings in 1997. In 1999, included as a component of shareholders' equity and deferred financing charges, was $347, which represents the fair value of the above warrants. The fair value of the warrants was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, expected volatility of 40%, risk-free interest rate of 5.5%, and expected life of three years. As these warrants were fully exercised in 2000, the value of the warrants was accounted as cost of capital stock issued.

On November 8, 1999, in connection with the engagement of a financial advisor, the Company issued a non-assignable warrant to purchase 125,000 shares at $1.65 per share on or before November 8, 2002. Included as a component of shareholders' equity and deferred financing charges was $72, which represented the fair value of the above warrant. The fair value of the warrant was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: share price at date of issue of $1.375, dividend yield of 0%, expected volatility of 65%, risk-free rate of 5.8%, and expected life of three years.

In aggregate, there were 125,000 and 125,000 warrants to purchase common shares outstanding at December 31, 2001 and 2000, respectively.

(b) Stock Option Plan

The Board of Directors has adopted a stock option plan in order to provide an incentive for directors, officers and employees. The plan provides that the Board of Directors may, from time to time, at its discretion, grant to directors, officers and employees, the option to purchase common shares. The Board of Directors will determine the price per common share and the number of common shares which may be allotted to each designated director, officer or employee and all other terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. These options will be exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one third on each of the first, second and third anniversaries of grant.

On June 20, 2001, the Board of Directors received shareholder approval to increase the maximum number of options for issuance under the stock option plan from 5,500,000 to 7,500,000.

The Board of Directors has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Employee Participation Shares, to 13% of the Company's outstanding common shares. As at December 31, 2001 the aggregate number of shares issuable pursuant to outstanding options and Employee Participation Shares represented 9.3% of the outstanding common shares.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options and available for future issuance:

	Outstanding			Available For Issuance
	2001	2000	1999	**2001**
Balance, beginning of year	**3,079,527**	2,998,110	3,176,167	**217,610**
Increase (decrease) resulting from:				
Approved for issuance	**-**	-	-	**2,000,000**
Granted	**581,500**	611,500	164,200	**(581,500)**
Exercised	**(48,332)**	(382,582)	(189,839)	**-**
Cancelled	**(63,001)**	(66,751)	(152,418)	**254,251**
Expired	**(191,250)**	(80,750)	-	**-**
Balance, end of year	**3,358,444**	3,079,527	2,998,110	**1,890,361**
Exercisable (vested), end of year	**2,365,654**	2,116,560	2,180,355	

	2001	2000	1999
Weighted average exercise price of options:			
Outstanding, end of year	**CDN$3.42**	CDN$3.35	CDN$3.38
Exercisable, end of year	**CDN$3.49**	CDN$3.46	CDN$3.43
Granted	**CDN$3.44**	CDN$3.10	CDN$2.49
Exercised	**CDN$2.64**	CDN$3.01	CDN$1.59
Cancelled	**CDN$3.44**	CDN$3.25	CDN$3.37
Range of exercise price of options:			
Granted	**CDN$2.91-$3.60**	CDN$2.49-$3.27	CDN$1.63-$3.43
Exercised	**CDN$2.55-$3.05**	CDN$2.18-$4.40	CDN$0.36-$3.30
Cancelled	**CDN$2.94-$3.95**	CDN$2.55-$3.80	CDN$2.26-$4.23

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable (Vested)	
Exercise Price	**Number**	**Weighted Average Remaining Contractual Life (In Years)**	**Weighted Average Exercise Price**	**Number**	**Weighted Average Exercise Price**
CDN$1.63 - $2.00	75,000	3.00	CDN$ 1.63	50,000	CDN$ 1.63
CDN$2.01 - $2.50	73,750	2.78	2.43	47,083	2.39
CDN$2.51 - $3.00	726,751	1.58	2.69	646,195	2.66
CDN$3.01 - $3.50	964,200	2.85	3.11	527,800	3.09
CDN$3.51 - $4.00	750,500	3.13	3.68	326,333	3.79
CDN$4.01 - $4.50	619,000	4.09	4.35	619,000	4.35
CDN$4.51 - $4.96	149,243	2.76	5.17	149,243	5.17
	3,358,444	2.86	CDN$ 3.42	2,365,654	CDN$ 3.49

(in thousands of U.S. dollars except share related data) (restated - Note 3)

(c) Employee Participation Share Purchase Plan

On February 16, 1995, the Company established the Employee Participation Share Purchase Plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value. The Employee Participation Share Purchase Plan was approved by the shareholders on June 16, 1995. The Board of Directors has provided that it would be a condition to receiving any benefit from the Employee Participation Share Purchase Plan that the share price have appreciated at least 25% from the date of issuance of any Participation Shares. The maximum number of Participation Shares issuable pursuant to the Employee Participation Share Purchase Plan is 2,000,000.

Vesting takes place over a four year period at the rate of 20%, 20%, 20% and 40% commencing on the first anniversary of the issuance of the Participation Shares and for each of the three years thereafter, with the exception of 500,000 Participation Shares held by an officer of the Company, which vest at the rate of 10%, 20%, 30% and 40%. Vested Participation Shares are automatically convertible into shares of the Company at the election of the holder, provided that the shares have increased in value since the date of issuance of the vested Participation Shares by the aforementioned 25%. The number of common shares a Participant will receive when converting Participation Shares is determined by multiplying the number of Participation Shares held by a Participant by a fraction whose numerator is the amount by which the fair market value of a common share at the date of conversion exceeds the fair market value of a common share as at the date on which the Participation Shares were issued, and whose denominator is the fair market value of the common shares at the date of conversion. For purposes of the Employee Participation Share Plan, the fair market value of common shares at a particular time means the average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the valuation date.

(i) Series A

On February 16, 1995, the Board of Directors of the Company authorized the issuance of 975,000 Series A Participation Shares at a subscription price of CDN$0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series A Participation Shares was CDN$2.45. As at December 31, 2000 all Series A Participation Shares had been either converted into common shares or cancelled by the Company.

(ii) Series B

On December 18, 1995, the Board of Directors of the Company authorized the issuance of 555,000 Series B Participation Shares at a subscription price of CDN$0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series B Participation Shares was CDN$2.25. As at December 31, 2000 all Series B Participation Shares had been either converted into common shares or cancelled by the Company.

(iii) Series C

On May 12, 1999, the Board of Directors of the Company authorized the issuance of 470,000 Series C Participation Shares at a subscription price of CDN$0.50 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series C Participation Shares was CDN$3.24.

All outstanding Participation Shares have been issued and paid for by the employees through the issuance of a limited recourse promissory note and are secured against the shares.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

Information pertaining to Participation Shares for the years ended December 31, 2001, 2000 and 1999 is set forth in the following table:

	2001	2000	1999
Outstanding, beginning of year	**470,000**	1,347,000	1,117,500
Granted	-	-	470,000
Exercised	-	(292,000)	(97,500)
Cancelled	-	-	(143,000)
Expired	-	(585,000)	-
Outstanding, end of year	**470,000**	470,000	1,347,000
Exercisable (vested), end of year	**188,000**	94,000	997,500

(d) Stock Repurchase Program

During 2001, under the stock repurchase program, the Company repurchased no common shares (2000-100,000; 1999-Nil) for cancellation at an average price of $Nil per share (2000-$2.65; 1999-N/A) for total consideration of $Nil (2000-$265; 1999-$Nil). The excess of $Nil (2000-$1.27; 1999-N/A) over the stated capital of the acquired shares was charged to deficit. The most recent issuer bid commenced on December 19, 2001 and will terminate on the earlier of December 18, 2002 or when 1,830,671 shares have been acquired.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

23. Segmented Information and Major Customers

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

		2001		2000		1999
Product Sales Revenues						
Radiopharmaceuticals	$	**6,763**	$	5,881	$	5,711
Manufacturing		**20,460**		15,353		12,740
Corporate and Other		**(991)**		514		3,354
	$	**26,232**	$	21,748	$	21,805
Royalty and Licensing Revenues						
Radiopharmaceuticals	$	**192**	$	-	$	-
Manufacturing		**-**		-		-
Corporate and Other		**6,560**		7,117		5,485
	$	**6,752**	$	7,117	$	5,485
Total Revenues						
Radiopharmaceuticals	$	**6,955**	$	5,881	$	5,711
Manufacturing		**20,460**		15,353		12,740
Corporate and Other		**5,569**		7,631		8,839
	$	**32,984**	$	28,865	$	27,290
Segment Income (Loss)[1]						
Radiopharmaceuticals	$	**976**	$	542	$	1,870
Manufacturing		**149**		(194)		(855)
Corporate and Other		**3,049**		1,928		2,390
	$	**4,174**	$	2,276	$	3,405
Depreciation and Amortization						
Radiopharmaceuticals	$	**1,043**	$	964	$	895
Manufacturing		**852**		802		616
Corporate and Other		**2,728**		2,764		2,636
	$	**4,623**	$	4,530	$	4,147
Operating Income (Loss)[2]						
Radiopharmaceuticals	$	**(67)**	$	(422)	$	975
Manufacturing		**(703)**		(996)		(1,471)
Corporate and Other		**321**		(836)		(246)
	$	**(449)**	$	(2,254)	$	(742)
Identifiable Assets						
Radiopharmaceuticals	$	**12,385**	$	9,291	$	9,598
Manufacturing		**24,906**		25,717		22,041
Corporate and Other		**42,908**		47,923		49,379
	$	**80,199**	$	82,931	$	81,018

[1] Segment income (loss) from continuing operations before depreciation and amortization, interest income (expense), other income, income taxes and minority interest.
[2] Segment income (loss) from continuing operations before interest income (expense), other income, income taxes and minority interest.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

Geographic Segmentation		**2001**		2000		1999
REVENUES[3]						
Canada	$	**23,388**	$	19,343	$	13,503
United States		**9,596**		9,522		13,787
	$	**32,984**	$	28,865	$	27,290
LONG-LIVED ASSETS[4]						
Canada	$	**40,600**	$	42,316	$	46,125
United States		**10,355**		11,168		13,189
	$	**50,955**	$	53,484	$	59,314

[3]Revenues are attributable to countries based upon the location of the customer.
[4]Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Major Customers	**Percentage of Total Revenue**		
	2001	2000	1999
Customer A	**24%**	21%	9%
Customer B	**19**	14	16
	43%	35%	25%

24. Commitments and Contingencies

Operating Leases

The Company is committed under operating leases requiring minimum annual lease payments as follows:

2002	$ 1,120
2003	456
2004	719
2005	535
2006	307
	$ 3,137

Agreement Pertaining to DRAXIS Pharma Inc.

Coincident with DPI's issuance of shares in 2000 (Note 7), the Company entered into a shareholders' agreement which granted SGF the right to obligate the Company to purchase its shareholdings in DPI anytime after February 18, 2005 and DPI's management shareholders the right to obligate DPI to purchase their shareholdings in DPI anytime following the tenth anniversary of the initial subscription. The price to be paid is based on the fair market value of DPI at the time of exercise. Subject to certain conditions, at the Company's option up to 40% of the SGF purchase consideration may be made in the form of the Company's common shares.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business.

With the exception of the two matters described below related to *Anipryl®*, the Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

(i) In 1998 a Canadian legal proceeding was launched against the Company and Deprenyl Animal Health, Inc. ("DAHI"), a wholly owned subsidiary of the Company, by a former consultant claiming royalty entitlements based on the net profit from sales of *Anipryl®*. The Company regards this claim to be without merit and is vigorously defending itself.

(in thousands of U.S. dollars except share related data) (restated - Note 3)

(ii) Since 2000, the Company and DAHI have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to *Anipryl®*. The second dispute relates to a 1990 contract research agreement under which the University of Toronto is claiming damages related to the ownership of certain *Anipryl®*-related intellectual property. The Company considers all of the claims made by the University of Toronto and the University of Toronto Innovations Foundation to be without merit and is vigorously defending itself.

25. Related Party Transactions

Significant transactions not otherwise disclosed in the accompanying financial statements were as follows:

	2001	2000	1999
Net contribution from the sales of a product by a company which is a shareholder included in loss from discontinued operations (total revenues: 2001 - $856; 2000 - $1,160; 1999 - $1,439)	**$ 176**	$ 300	$ 360
Rent paid to a company jointly controlled by a member of the Board of Directors included in selling, general and administration expenses	**$ 116**	$ 120	$ 115

The aforementioned transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In 1999, the Company sold all of its shares in Stëf International Corporation to an officer of the Company. In 2000, the Company reacquired these shares. Both transactions were valued at an identical nominal amount.

26. Financial Instruments

Risk Management

The fair value of cash, accounts receivable, accounts payable and accrued charges are equivalent to their carrying value because of the short-term maturity of those instruments. The fair value of long-term investments is determined based on quoted market prices. The Company is not party to any derivative instruments.

Credit Risk

The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties. The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds which are invested in high quality short-term securities.

Currency Risk

The Company is subject to currency risk through its U.S. integrated foreign operations. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

27. Comparative Information

The Company has reclassified certain prior years' information to conform with the current presentation format.

Exhibit 99.4

MANAGEMENT PROXY CIRCULAR

OF

DRAXIS HEALTH INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 16, 2002

April 2, 2002

DRAXIS HEALTH INC.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

66/86

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management proxy circular ("Management Proxy Circular") is furnished in connection with the solicitation by the management of Draxis Health Inc. ("Draxis" or the "Corporation") of proxies to be used at its annual and special meeting (the "Meeting") of shareholders to be held on Thursday, May 16, 2002 at The Fairmont Royal York Hotel, Toronto, Ontario, at 10:00 a.m., and at any adjournments thereof for the purposes set forth in the accompanying notice of annual meeting (the "Notice").

While management of the Corporation intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation. The Corporation will bear the costs of the solicitation.

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on behalf of the shareholder at the Meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided in the accompanying form of proxy, or complete another appropriate form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder's attorney authorized in writing. The proxy, to be acted upon, must be deposited with the Corporation, c/o its agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the close of business on the last business day prior to the date on which the Meeting is held, or with the chairman of the Meeting on the day of the Meeting.

A shareholder who has given a proxy may revoke it by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day prior to the day the Meeting is to be held, or with the chairman of the Meeting on the day of the Meeting at any time before it is exercised on any particular matter or in any other manner permitted by law including attending the Meeting in person.

VOTING BY PROXIES

On any ballot that may be called for at the Meeting, the common shares of the Corporation represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder indicated thereon.

In the absence of such instructions with regard to the election of directors or the appointment of auditors, the proxy will be voted FOR the election of the persons nominated for election as directors and the appointment of auditors, in each case, as referred to in this Management Proxy Circular. In the absence of instructions with respect to the resolution to approve and confirm the Corporation's Shareholder Rights Plan Agreement, the proxy will be voted in favour of this resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to any other matter which may properly come before the Meeting. As of the date of this Management Proxy Circular, management is unaware of any such amendment, variation or other matter proposed or likely to come before the Meeting. If, however, any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such other business in accordance with their judgement.

VOTING SHARES AND PRINCIPAL HOLDERS

The number of common shares entitled to be voted on each matter to be acted on at the Meeting as at April 2, 2002 is 36,935,434. Each shareholder is entitled to one vote for each common share shown as registered in the shareholder's name on the list of shareholders to be prepared as of April 2, 2002, the record date for Notice of the Meeting. In the event, however, of any transfer of common shares by any such shareholder after such date, the transferee is entitled to vote those common shares if the transferee produces properly endorsed share certificates or otherwise establishes that the transferee owns the common shares, and requests the Corporation's transfer agent, Computershare Trust Company of Canada at 100 University Avenue, Toronto, Ontario, M5J 2Y1, to include the transferee's name in the shareholders' list not later than ten (10) days before the Meeting.

To the knowledge of the directors and officers of Draxis as of March 31, 2002, the following is the only person who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the votes attached to all of the common shares entitled to be voted at the Meeting:

Name and Address	Number of Shares	Percentage of Class
VAN BERKOM AND ASSOCIATES INC. (1) Montreal, Quebec	3,710,434	10 %

(1) Management understands, based on public disclosure documents, that VAN BERKOM AND ASSOCIATES INC., a registered investment counsel and portfolio manager, maintains exclusive power to exercise investment control or direction over the common shares listed in this table for its managed accounts as the beneficial owners. According to public disclosure documents, that number of common shares represents the aggregate number of common shares held by all managed accounts of VAN BERKOM AND ASSOCIATES INC. as at March 31, 2002.

ELECTION OF DIRECTORS

Each nominee for election as director is currently a director of the Corporation. The following table lists certain information concerning the persons proposed to be nominated for election as directors. The information as to common shares beneficially owned or controlled has been furnished by the respective nominees individually and is current as of March 31, 2002.

Name	Position with Corporation or Significant Affiliates and Principal Occupation or Employment	Director Since	Shares Beneficially Owned or Controlled (#)
MARTIN BARKIN, MD, FRCSC Toronto, Ontario	President and Chief Executive Officer of Draxis	May 19, 1992	560,848(1)
LESLIE L. DAN Toronto, Ontario	Chairman, Novopharm Limited ("Novopharm")	December 10, 1993	18,356
GEORGE M. DARNELL Coral Gables, Florida	Corporate Director	November 26, 1996	15,000
JAMES P. DOHERTY Toronto, Ontario	Vice Chairman of Draxis and Corporate Director	June 16, 1990	41,359
BRIAN M. KING Calgary, Alberta	Chairman of Draxis and Corporate Director	May 26, 1994	50,391
SAMUEL W. SARICK Toronto, Ontario	President, Samuel Sarick Limited (real estate development corporation)	March 31, 1989	1,033,404
STEWART D. SAXE Toronto, Ontario	Partner, Baker & McKenzie (Barristers and Solicitors)	November 11, 1987	136,485
JOHN A. VIVASH Toronto, Ontario	Corporate Director and President & CEO, Tesseract Financial Inc. (formerly Vivash Consulting Inc.) (a financial consultancy)	November 17, 1998	15,000

(1) In addition, Dr. Barkin owns 80,904 Deferred Share Units of the Corporation. See "Incentive Plans - Deferred Share Unit Plan".

Each of the foregoing has held the principal occupation shown opposite his name for the last five years, except for Mr. Dan. Prior to April 5, 2000, Mr. Dan was the Chairman and Chief Executive Officer of Novopharm.

Management of the Corporation does not anticipate that any of the nominees for election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the well being of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Corporation's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Nominating and Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors. In preparing the Statement, the Board of Directors carefully considered the corporate governance guidelines adopted by the TSE (the "TSE Guidelines") and believes that it is well aligned with the recommendations contained therein.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. In light of that responsibility, the Board reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure where required and involves itself jointly with management in ensuring the creation of shareholder value and the serving of the best interests of the Corporation. The Board of Directors has responsibility for such matters as:

(i) the strategic planning process (including approval of strategic business plans);

(ii) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage such risks;

(iii) succession planning, including the appointing and monitoring of senior management;

(iv) the review of the Corporation's communications policy;

(v) the integrity of the Corporation's internal control and management information systems; and

(vi) the supervision of management of the Corporation's operations.

There are five regularly scheduled meetings per year. However, the Board of Directors also meets as frequently as the need arises to consider opportunities or major transactions. There were nine (9) meetings of the Board of Directors in 2001.

Board Composition

The Board of Directors has reviewed the composition of the Board to determine which of the directors may be considered "unrelated" within the meaning of that term as set out in the TSE Guidelines. A director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests arising from shareholdings, is considered to be an unrelated director.

The Board of Directors, currently composed of eight members, has considered the relationship of each of the directors to the Corporation and has determined that seven of the eight directors are unrelated to the Corporation. Dr. Martin Barkin, the President and Chief Executive Officer of the Corporation, is considered to be a related director since he is an employee of the Corporation.

The Board believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances. He brings a skill set and knowledge base which is beneficial to the Corporation and his participation as a director contributes to the effectiveness of the Board of Directors.

Board Committees

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. To maintain appropriate independence, no members of management sit on any of the three standing committees.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

Board committees and individual Board members engage independent consultants and outside advisors at the expense of the Corporation, where reasonable and appropriate, to assist them in discharging their responsibilities.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures and internal controls. The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the full Board of Directors and communicating regularly with the Corporation's external auditors.

The Committee is composed of four directors, all of whom are unrelated directors. The current members of the Audit Committee are Messrs. Leslie Dan, George Darnell, James Doherty and Samuel Sarick.

Compensation Committee

The Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior executives. In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management. Each of the three members of the Committee is an unrelated director. The current members of the Compensation Committee are Messrs. Brian King, Samuel Sarick and Stewart Saxe.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board proposed for election to the Board of Directors, recommending new candidates for Board membership, monitoring Board composition and suggesting appropriate changes. It seeks on behalf of shareholders well qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions). It is also responsible for making recommendations to the full Board with respect to developments in the area of corporate governance and the practices of the Board.

Each of the three members of the Committee is an unrelated director. The current members of the Nominating and Corporate Governance Committee are Messrs. George Darnell, Samuel Sarick and John Vivash.

Decisions Requiring Board Approval

In addition to those matters that must by law be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Corporation require prior approval of the Board. These matters are:

(i) the approval of the annual and quarterly financial statements;

(ii) the approval of the Corporation's annual five-year strategic business plans;

(iii) any related party transaction involving any officer or director, regardless of materiality, such as the approval of the Corporation's lease of its Goreway Drive premises; and

(iv) any disposition or expenditure in excess of $1,000,000.

Orientation of New Directors

In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Corporation's facilities and to meet with management and other members of the Board to discuss and understand the business. In addition, detailed documentation is provided relating to the current business plan and current policies of the Corporation.

Board Performance

The Board of Directors discusses regularly the effectiveness of its meetings and decision making process by considering and assessing from time to time the performance of the Board relating to its effectiveness, size, compensation policies and the assessment of management performance.

CEO Performance

On an annual basis, the Corporation's President and CEO circulates a strategic plan which is discussed and, if appropriate, adopted by the Board of Directors. This strategic plan forms the basis of the corporate objectives which the CEO is responsible for meeting. The Compensation Committee of the Board of Directors meets on an annual basis to assess the CEO's performance and to recommend, to the Board as a whole, his compensation. Specifically, the Compensation Committee's assessment of the CEO's performance considers matters such as the development of appropriate strategic direction and action plans for the Corporation, meeting key objectives, identification of significant issues and challenges facing the Corporation and the development of appropriate solutions to address such issues and challenges.

Shareholder Feedback and Communication

The Corporation maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Corporation. In addition, both U.S. and Canadian investor relations experts are retained from time to time by the Corporation to advise on various investor relations strategies. The Corporation communicates regularly with its shareholders through annual and quarterly reports. At the Corporation's annual meetings of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Corporation's business. Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Corporation. Information about the Corporation is also available on the Corporation's Internet home page at www.draxis.com. In addition, the Executive Director, Investor Relations, the Chief Financial Officer and the CEO of the Corporation provide the opportunity for investors in both Canada and the U.S. to pose questions to which they respond through such forums as webcast conference calls for investors and analysts.

Board Expectations of Management

Management is responsible for the day-to-day operations of the Corporation and is expected to implement the approved strategic business plan within the context of authorized budgets and corporate policies and procedures. The information which management provides to the Board of Directors is critical. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation. The Board of Directors monitors the nature of the information requested by and provided to the Board of Directors so that it can determine whether the Board of Directors can more effectively identify issues and opportunities for the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2001, 2000, and 1999 in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer or other named executive officers (as defined in the Regulations to the *Securities Act* (Ontario)) of the Corporation and who received salary and bonus in excess of $100,000 in the 2001 fiscal year.

		Annual Compensation					Long Term Compensation Awards	
		Salary		Bonus		Other Annual Compensation (1)(2)		
Name & Principal Position	Year	Cash ($)	DSU Election (3) ($)	Cash ($)	DSU Election (3) ($)	($)	Securities Under Options Granted (#) (4)	Issuance of EPSPP Shares Series "C" (#)
Martin Barkin, MD President & Chief Executive Officer	2001 2000 1999	297,000 298,083 365,000	73,000 66,917 nil	109,500 75,000(5) 60,000	nil 55,000 nil	32,490 38,346 120,426(6)	120,000 400,000 nil	nil nil 245,000
Jim A.H. Garner Senior Vice President, Finance & Chief Financial Officer	2001 2000 1999	180,000 163,334 200,000	20,000 36,667 nil	45,000 16,000 40,000	15,000 16,000 nil	nil nil nil	60,000 90,000 nil	nil nil 75,000
Roger Mailhot Vice President Scientific & Regulatory Affairs	2001 2000 1999	170,000 170,000 170,000	nil nil nil	34,850 24,500(5) 35,000	nil nil nil	nil nil nil	60,000 15,000 nil	nil nil 50,000
Dan Brazier President, Draxis Pharmaceutica	2001 2000 1999	165,000 165,000 165,000	nil nil nil	62,700 59,400 65,000	nil nil nil	nil nil nil	nil nil nil	nil nil 25,000
Dwight Gorham (7) President, Draxis Pharma Inc.	2001 2000 1999	160,000 141,040 120,000	nil nil nil	64,000 7,200 65,000	nil nil nil	nil nil nil	nil nil nil	nil nil nil

(1) "Other Annual Compensation" does not exceed the lesser of $50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.

(2) This column excludes amounts related to subscription proceeds advanced by the Corporation in connection with the original 1995 issuance of Participation Shares, Series A ($150,000 to Dr. Barkin and $15,000 to Dr. Mailhot). On February 15, 2000 the Corporation's common share price had not achieved the specified threshold price for conversion of the Participation Shares, Series A, and accordingly any remaining outstanding shares were cancelled and the original subscription advances were deemed as income for Canadian tax purposes. See "Incentive Plans – Employee Participation Share Purchase Plan".

(3) Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units. See "Incentive Plans – Deferred Share Unit Plan".

(4) Option grants in subsidiaries of the Corporation are reported under "Subsidiary Long Term Incentive Plans".

(5) These amounts include one-time special bonus awards to Dr. Barkin ($75,000) and Dr. Mailhot ($7,500) to offset a portion of the negative tax consequences experienced by participants in connection with the cancellation of the original 1995 issuance of Participation Shares, Series A.

(6) This amount includes the aggregate value realized from the exercise of options in the amount of $53,500 for 1999.

(7) Since the commencement of his employment as President of the Corporation's subsidiary, Draxis Pharma Inc., effective June 22, 1998, Mr. Gorham's base salary has been $160,000. For the period from June 22, 1998 to June 22, 2000, the amount of salary paid to Mr. Gorham was reduced to an annualized amount of $120,000. In 1999, Mr. Gorham received a retention bonus of $55,000, all of which would have been repayable under certain conditions had Mr. Gorham's employment been terminated prior to June 22, 2000.

Incentive Plans

Philosophy

The Corporation's philosophy is to link employee compensation to the success of the Corporation and to emphasize "at risk" employee compensation. The Corporation does not provide any form of pension program to its executive officers.

The Corporation has implemented the following plans in an effort to achieve "at risk" employee compensation.

Stock Ownership Plan

Intention – This plan was originally implemented in 1991, and subsequently amended in 1998 and in 2001, to provide an incentive to all employees of the Corporation by giving them a direct interest in the Corporation's growth and development. In 2001, the Board of Directors replaced this plan for all non-senior management employees with a registered retirement savings program. Senior management participation in the plan will continue albeit at a lesser entitlement (see below). No common shares were granted under the plan to employees in 2001.

Mechanism – With the assistance of the Corporation through the means of an interest free loan mechanism, each participant is granted annually from treasury a number of common shares of the Corporation equal to 5% (reduced from 7% in 2001) of the participant's total cash compensation, which vest and are released to the participant over five years.

Executive Participation - same basis as all other employees.

Common Shares Purchased in 2001 – nil

Common Shares Granted to Named Executive Officers in 2001 – nil

Stock Option Plan

Intention – This plan was approved by shareholders on February 3, 1988 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm's length consultants of the Corporation and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Maximum Common Shares Issuable – The shareholders have authorized 7,500,000 common shares for issuance under this plan.

Options Available for Future Grants – 1,555,361

Guideline - The Corporation has an established guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Corporation's outstanding common shares. As at March 31, 2002, the number of common shares so issuable was 9.3%.

Percentage of Common Shares represented by unexercised options of Named Executive Officers - 4.3%.

Aggregate Option Grants to Named Executive Officers in 2001 - 240,000.

The following table sets forth individual exercises of options by the following named executive officers during the financial year ended December 31, 2001 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2001 ($) Exercisable/ Unexercisable
Martin Barkin	nil	nil	475,958 / 386,667	747,130 / 435,200
Dan Brazier	nil	nil	100,000 / nil	131,000 / nil
Jim Garner	nil	nil	325,000 / 120,000	120,800 / 131,800
Dwight Gorham	nil	nil	100,000 / nil	166,000 / nil
Roger Mailhot	nil	nil	25,000 / 70,000	31,650 / 56,000

Employee Participation Share Purchase Plan

Intention – This plan was approved by shareholders in June 1995 to provide a mechanism for directors, officers and employees of the Corporation to have a direct interest in the Corporation's success. The Compensation Committee does not presently intend to award any additional Participation Shares.

Mechanism – The Compensation Committee of the Corporation may grant to eligible persons Participation Shares convertible into common shares at the fair market value of common shares of the Corporation at the time of issuance of the Participation Shares.

Each Participation Share is equal to a fraction of a common share depending on the performance of the common share from the date the Participation Share is issued to the date of conversion of the Participation Share. To minimize dilution to shareholders compared to a stock option plan, common shares are issued only to the extent that the stock price has appreciated since the date the Participation Shares are issued rather than on a per option exercise basis. The value and subscription price of such common shares is determined with the assistance of an independent valuator and the subscription amount is loaned to the participant on a non-recourse, interest free basis by the Corporation. Certain restrictions on transferability apply and redemption rights are retained by the Corporation. Participation Shares generally vest over a four-year period. The loaned funds are repayable to the Corporation on conversion of vested Participation Shares.

Convertibility Linked to Increase in Common Share Value – Vested Participation Shares are only convertible into common shares of the Corporation if the common shares increase in value by at least 25% from the date the Participation Shares were issued.

Formula for Conversion of Vested Common Shares

$$\text{Number of Shares issuable on conversion} = \text{Number of Participation Shares held by participant} \times \frac{\text{Amount that Fair Market Value ("FMV") of Shares at date of conversion exceeds FMV of Shares at date Participation Shares issued}}{\text{FMV of Shares at date of conversion}}$$

Issuances of Participation Shares

(1) 975,000 Participation Shares, Series A were issued on February 16, 1995 for $0.30 per Participation Share subscription price;

(2) 555,000 Participation Shares, Series B were issued on December 18, 1995 for $0.30 per Participation Share subscription price; and

(3) 470,000 Participation Shares, Series C were issued on May 12, 1999 for $0.50 per Participation Share subscription price.

As at December 31, 2001 all Series A and B Participation Shares had been either converted into common shares of the Corporation or cancelled by the Corporation.

Guideline - The Corporation has an established guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Corporation's outstanding common shares. As at March 31, 2002, the number of common shares so issuable was 9.3%.

Subscription Prices – The subscription price per Participation Share, Series A and B of $0.30 was based on opinions as to the fair market value of each Participation Share obtained by the Board of Directors from KPMG. The subscription price per Participation Share, Series C of $0.50 was based on an opinion as to the fair market value of each Participation Share obtained by the Board of Directors from KPMG.

The following table sets forth the 2001 financial year-end value of the named executive officers' unconverted Participation Shares, on an aggregated basis:

	Unconverted Participation Shares at December 31, 2001		Value of Unconverted in-the-Money Participation Shares at December 31, 2001	
Name	**Convertible**	**Unconvertible**	**Convertible**	**Unconvertible**
Martin Barkin	98,000	147,000	$60,760	$91,140
Roger Mailhot	20,000	30,000	$12,400	$18,600
Jim Garner	30,000	45,000	$18,600	$27,900
Dan Brazier	10,000	15,000	$ 6,200	$ 9,300

Deferred Share Unit Plan

Intention – To align further the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Corporation.

Mechanism – Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus paid in respect of that year in Deferred Share Units in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the next year. The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the TSE or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan is administered by the Board of Directors of the Corporation.

Participants - Members of senior management designated by the Compensation Committee.

Redemption of Deferred Share Units – Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Corporation for any reason. The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share at the time of redemption. The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

Named Executive Officer Elections for 2000, 2001 and 2002 – The following table summarizes the elections under this plan by named executive officers:

	DSU Elections											
	2000				2001				2002			
	Salary[1]		Bonus		Salary		Bonus		Salary		Bonus	
	%	$	%	$	%	$	%	$	%	$	%	$
Martin Barkin	20	66,917	100	55,000	20	73,000	nil	nil	20	75,400	100	TBD
Jim A.H. Garner	20	36,667	50	16,000	10	20,000	25	15,000	nil	nil	25	TBD

(1) In respect of 2000, the election was provided for salary for the period February 1 to December 31, 2000.

As at April 2, 2002, Dr. Barkin and Mr. Garner held 80,904 and 36,086 DSUs, respectively.

Equity Purchase Plan

Intention – To align further the interests of senior management with those of shareholders by giving management an incentive to increase its equity stake in the Corporation at minimal expense to the Corporation.

Mechanism – Eligible participants in this plan are entitled yearly to purchase common shares of the Corporation equal to up to 40% of base salary, funded by an interest bearing loan from the Corporation, such common shares to be acquired by open market purchase by a trustee on behalf of the participants. The purchase price is equal to the closing price of the common shares on the TSE or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.

Participants – Members of senior management designated by the Compensation Committee.

Loan Terms – Participants in this plan are entitled yearly to receive a full recourse loan from the Corporation to fund the acquisition of common shares. Such loans carry an interest rate equal to Revenue Canada's prescribed rate with interest payable annually in arrears and the principal repayable in full on the earlier of: the fifth anniversary of the loan, the sale of common shares or termination of the participant's employment, or at any time at the election of the participant, subject to the hold periods described below. The security provided to the Corporation for the loan to the participant is the common shares purchased.

Administration and Hold Periods - The Corporation has appointed a trustee to administer this plan and to purchase the common shares in the market. The trustee will release the common shares purchased by a participant with proceeds of the loan to the extent of repayment of the loan following the first anniversary of the purchase. In general, on termination of employment of the participant prior to the first anniversary of the purchase, the loan will become immediately due and payable and:

i. if the value of the common shares exceeds the principal amount of the loan, the excess value of the common shares shall be retained by the trustee for the purposes of this plan; and

ii. if the value of the common shares is less than the principal amount of the loan, the participant shall be responsible for payment of the shortfall to the trustee.

Named Executive Officer Elections for 2000, 2001 and 2002 - The following table summarizes the elections under this plan by named executive officers:

	EPP Elections					
	2000		2001		2002	
	% of Salary	$	% of Salary	$	% of Salary	$
Martin Barkin	27.4	100,000	nil	nil	nil	nil
Jim A.H. Garner	25.0	50,000	12.5	25,000	nil	nil

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Subsidiary Long Term Incentive Plans

DRAXIMAGE

Intention – To align further the interests of senior management of the Corporation's wholly-owned subsidiary, DRAXIMAGE Inc. ("DRAXIMAGE"), with increasing the value of the subsidiary and therefore enhancing shareholder value of the Corporation as a whole.

Mechanism – The terms of this plan provide that, subject to the achievement of certain conditions, the Corporation will make payments to plan participants in the form of cash and/or the Corporation's common shares, at the Corporation's option, based on increases in the fair market value of DRAXIMAGE's equity in excess of the Corporation's acquisition cost.

Participants – Selected members of senior management of DRAXIMAGE as designated by the Corporation. No named executive officer participates in this plan.

DRAXIS Pharma Inc.

Intention – To align further the interests of senior management of the Corporation's subsidiary, Draxis Pharma Inc. ("DPI"), with increasing the value of the subsidiary and therefore enhancing shareholder value of the Corporation as a whole.

Mechanism – Eligible participants in this plan subscribe for treasury shares of DPI at a pre-determined initial subscription price. This initial subscription price is funded 20% by participants and 80% by way of a loan by DPI. For each DPI share acquired by a participant, the participant receives a ten year share purchase warrant to purchase an additional DPI treasury share at the original subscription price. These warrants only vest if certain pre-established DPI earning hurdles are achieved.

Loan Terms – Loans for the initial share subscription are interest free, non-recourse to the participants and repaid after a two year non-payment period followed by amortization on a quarterly basis over a ten year period. The security for the loans are the DPI shares issued to the participants pledged in favour of DPI until re-payment is made in full, with standard events of default.

Participants – Selected members of the senior management of DPI designated by the shareholders of DPI. Mr. Gorham is the only named executive officer who participates in this plan.

Named Executive Officers Awards – Mr. Gorham received an award under this plan in 2000 whereby he was loaned $222,222 by DPI on February 18, 2001 to be used by him for the purpose of paying in part for the purchase of 277,778 DPI common shares. The loan to Mr. Gorham is re-payable commencing on February 18, 2002 by equal and consecutive quarterly instalments of $5,555, the first of which shall be made on February 18, 2002 with the last payment due on October 18, 2012.

Termination of Employment and Employment Contracts

Commencing in 1988, as executive officers joined the Corporation, Draxis entered into employment agreements with certain of these individuals. The agreements provide for the compensation in the amounts set forth under "Executive Compensation - Summary Compensation Table". In the event of his termination of employment without cause, Dr. Barkin is entitled to receive a payment equal to three times his annual remuneration. In the event of his termination of employment following a change of control of the Corporation, Dr. Barkin is entitled to receive a payment equal to five times his annual remuneration. In the event of their termination of employment without cause, Mr. Garner or Dr. Mailhot, as the case may be, is entitled to receive a payment equal to two times his annual remuneration. In the event of termination of employment following a change of control of Draxis, Mr. Garner or Dr. Mailhot, as the case may be, is entitled to receive a payment equal to three times his annual remuneration. In the event of his termination of employment without cause, Mr. Brazier or Mr. Gorham, as the case may be, is entitled to receive a payment equal to his annual remuneration. In the event of his termination of employment following a change of control of Draxis or Draxis Pharmaceutica, Mr. Brazier is entitled to receive a payment equal to two times his annual remuneration. In the event of his termination of employment following a change of control of Draxis Pharma Inc., Mr. Gorham is entitled to receive a payment equal to two times his annual remuneration.

Report of Compensation Committee

Members – Messrs. Brian King, Samuel Sarick and Stewart Saxe.

Mandate – To review and approve executive compensation policies and levels.

Philosophy

- To emphasize "at risk" performance-based annual executive compensation by ensuring that incentive based compensation comprises a significant component of senior executives' total compensation.
- To assist in attracting and retaining qualified and experienced executives.
- To motivate executives to achieve individual and group performance objectives consistent with creating shareholder value by linking long term executive compensation to such value.
- To weigh qualitative factors in assessing the individual performance of executive officers by considering matters such as leadership ability, the management of major projects and the specific tasks allocated to executives.

Elements of Compensation

1. Base Salaries

Individual base salaries are set in the appropriate salary range, based on the executive's experience and expected performance, having regard to median salaries in the pharmaceutical and biotechnology sectors.

In order to obtain accurate information in this respect, the Committee engages from time to time independent consultants to gather information regarding compensation practices of comparable Canadian and U.S. pharmaceutical and biotechnology companies.

In 1998, for example, the Committee engaged a leading human resources consultant, William M. Mercer (the "Consultant") to review the competitiveness of compensation levels for each of the Corporation's top executives. In conducting its review, the Consultant concluded that given the growing percentage of revenue derived from the U.S. marketplace, the reality that the Corporation competes with both Canadian and U.S. pharmaceutical companies for customers and employee talent and the fact that there are many U.S. companies that are similar to the Corporation and a relatively limited number of similar Canadian companies, the most appropriate peer group with which to compare the Corporation is a group comprised of both Canadian and U.S. publicly traded companies engaged in pharmaceutical research, development and manufacturing, with annual revenues comparable to the Corporation's current revenues and revenue projections. Based on a comparison with that peer group, the Consultant concluded that on the whole the Corporation's executive compensation is near or below the median level. The Committee considered such findings as a factor in determining an appropriate salary range for the Corporation's executives. The Committee reviews and updates this information every year.

2. Annual Bonuses

Bonus awards for individual executives are determined by an assessment of corporate performance against corporate objectives, an assessment of business unit performance against business unit objectives, where applicable, and by an assessment of the individual's performance against the personal objectives set in the annual review process. Discretionary bonuses are also available for individual executives where merited.

Corporate performance objectives relate generally to the achievement of budgeted profitability, revenue growth, expense management and the acquisition of products and businesses.

Business unit performance objectives relate generally to the achievement of budgeted operating profitability.

Personal performance objectives relate generally to individualized financial and non-financial objectives for executives.

In 2001, the majority of bonuses paid to executive officers were based on achievement of specific personal performance objectives.

3. Pension Plan

The Corporation does not provide any form of pension program to its senior management.

4. Stock Options

The Committee subscribes to the principle that equity based incentives to executives of the Corporation should be performance-based in order to ensure that executive compensation is aligned with the Corporation's performance.

Options to purchase 240,000 common shares of the Corporation were issued to named executive officers in 2001.

5. Employee Participation Shares

The Committee subscribes to the principle that additional equity incentive mechanisms to executives of the Corporation should link compensation to shareholder value. No Participation Shares were issued in 2001.

Compensation of the Chief Executive Officer ("CEO")

In 2001, the compensation of the CEO consisted of three components: base salary, stock options and annual bonus. No Participation Shares were awarded to the CEO in 2001.

The base salary of the CEO has remained unchanged for the past three years.

In 2001, Dr. Barkin increased the proportion of his remuneration that is "at risk" by electing to receive $73,000 representing 20% of his base salary, in Deferred Share Units in lieu of cash (Dr. Barkin will not be entitled to receive any such Deferred Share Units until cessation of employment of the Corporation for any reason; see "Incentive Plans - Deferred Share Unit Plan"). With respect to 2002, Dr. Barkin elected to continue to receive 20% of his salary and 100% of his bonus in the form of Deferred Share Units.

The 2001 bonus of $109,500 awarded to the CEO was based on the achievement of a number of specific pre-determined objectives. Also, $75,000 was paid in 2001 to offset a portion of the negative tax consequences experienced by participants in connection with the cancellation of the original 1995 issuance of Participation Shares, Series A.

The determinations of the Compensation Committee have been endorsed by the Board of Directors of the Corporation.

Submitted by the Compensation Committee:

Samuel Sarick Stewart D. Saxe

Brian M. King

Stock Performance Graph

The following line graph compares the yearly percentage change in the cumulative total shareholder return over the last five years on the common shares with the cumulative total return of the TSE 300 Stock Index, assuming reinvestment of dividends at 100% of the market price on each of the dividend payment dates.


DRAXIS
TSE 300
200
150
100
50
-
1996
1997
1998
1999
2000
2001

Share performance – (based on $100 invested on December 31, 1996)

Over the past five years, the annual compounded return on Draxis common shares was 6.4%, as compared with the TSE 300 Index of 5.3%.

	December 1996 $	December 1997 $	December 1998 $	December 1999 $	December 2000 $	December 2001 $
Draxis Health Inc.	100	106	113	120	128	136
TSE 300 Total Return Index	100	105	111	117	123	130

Note: Assumes $100 invested in Draxis on December 31, 1996. Values are as at December 31 of specified year and for the TSE 300 Total Return Index which assumes dividend reinvestment.

Compensation of Directors

The compensation paid to each director of the Corporation is $12,500 per annum plus $1,500 for each board meeting attended in person and $750 for each board meeting attended by telephone; $750 for each meeting of a committee of the Board of Directors attended in person and $375 for each meeting of a committee of the Board of Directors attended by telephone. An annual retainer of $1,500 is paid to the Chair of each committee of the Board of Directors. Directors who are employees of the Corporation do not receive any compensation in their capacity as directors. For the year ended December 31, 2001, Mr. Brian King received $60,000 as non-executive Chairman of the Board. He did not otherwise receive meeting fees as a director. In December 2001, under the Corporation's Stock Option Plan, each of the current directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors. The Chairman was awarded an additional 5,000 options. It is contemplated that an award of the same number of options will occur annually on each January 1 based on the average price of the common shares on the TSE for the five trading days immediately preceding January 1 in each year.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, issues which could potentially involve related party transactions and the adequacy and form of the compensation of Directors. Compensation for work on such committees is set based on the amount of work involved.

In 2001, the Board of Directors established a corporate policy requiring each current and future Board member to acquire over the next three years shares in the Corporation equal to five times his or her annual cash compensation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

The aggregate indebtedness to the Corporation or its subsidiaries of all officers, directors and employees outstanding as at March 31, 2002 in connection with a purchase of securities of the Corporation or its subsidiaries is $1,627,083.

Table of Indebtedness of Directors, Executive Officers and Senior Officers of the Corporation Under Securities Purchase Programs

		Largest Amount Outstanding During 2001 Fiscal Year [1]		Amount Outstanding as at March 31, 2002 [1]			
Name & Principal Position	**Involvement of Issuer or Subsidiary**	**Fully Recourse Interest Bearing (EPP) ($)**	**Other Employee Share Participation Plans ($)**	**Fully Recourse Interest Bearing (EPP) ($)**	**Other Employee Share Participation Plans ($)**	**Financially Assisted Securities Purchased During the 2001 Fiscal Year [1] (#)**	**Security for Indebtedness as at March 31, 2002 [1] (#)**
Martin Barkin, MD President & Chief Executive Officer	Lender	100,000	221,782	100,000	175,769	nil	67,535 common shares of the Corporation; 245,000 EPSPP shares, Series C
Jim A.H. Garner Senior Vice President, Finance & Chief Financial Officer	Lender	75,000	92,106	75,000	67,572	nil	43,279 common shares of the Corporation; 75,000 EPSPP shares, Series C
Dwight Gorham [2] President, Draxis Pharma Inc.	Lender	nil	254,371	nil	242,869	nil	8,523 common shares of the Corporation; 277,778 DPI
Dan Brazier President, Draxis Pharmaceutica	Lender	nil	49,349	nil	37,247	nil	10,312 common shares of the Corporation; 25,000 EPSPP shares, Series C
Jack Carter [3] Vice President, Human Resources	Lender	104,000	22,905	nil	15,566	nil	6,527 common shares of the Corporation
Roger Mailhot Vice President Scientific & Regulatory Affairs	Lender	nil	69,889	nil	49,682	nil	9,718 common shares of the Corporation; 50,000 EPSPP shares, Series C
Douglas M. Parker [4] General Counsel & Secretary	Lender	22,000	12,353	22,000	8,961	nil	10,852 common shares of the Corporation

(1) These figures take into account indebtedness pursuant to the Employee Stock Ownership Plan, the Employee Participation Share Purchase Plan, the Equity Purchase Plan and the DPI Long Term Incentive Plan:

Employee Stock Ownership Plan: through an interest free loan mechanism, each employee of the Corporation, including each named executive officer, is granted annually a number of common shares of the Corporation equal to 7% of total cash compensation. See "Incentive Plans – Stock Ownership Plan";

Employee Participation Share Purchase Plan: subscription proceeds were loaned to each named executive officer on a non-recourse, interest free basis. Amounts referenced in this table include any outstanding loans relating to Participation Shares, Series A, Series B and Series C. See "Incentive Plans – Employee Participation Share Purchase Plan"; and

Equity Purchase Plan: the Corporation loans funds to participating named executive officers on a full recourse, interest bearing basis. See "Incentive Plans – Equity Purchase Plan".

(2) Mr. Gorham's figures also take into account indebtedness of Mr. Gorham pursuant to the DPI Long Term Incentive Plan – See "Subsidiary Long Term Incentive Plans – Draxis Pharma Inc."

(3) A loan of $10,000 was made in September 1999 to Mr. Carter. In addition, a loan of $20,000 was made in October, 2001. These loans bear interest at Revenue Canada's prescribed rate with the principal repayable in 72 equal semi-monthly instalments, deducted from regular salary payments, and interest payable quarterly.

(4) An interest free loan of $15,000 was also made in April 1999 to Mr. Parker as an incentive to enter into an employment agreement with the Corporation. The loan is repayable in 72 equal semi-monthly instalments, deducted from regular salary payments.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

The building housing the Corporation's premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly-owned by Mr. Sarick, a Director of the Corporation. The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Corporation, as tenant. The lease renewal was negotiated between the Corporation and Samuel Sarick Limited on an arm's length basis with the assistance of Colliers International retained by the Corporation and was renewed with Board approval effective May 1, 1999 for a period of five years. The Corporation believes that the lease terms are consistent with arm's length comparables and that the annual rent payable of $169,735.68 is at fair market value.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation currently maintains $25,000,000 of directors' and officers' liability insurance coverage for the officers and directors of the Corporation and its affiliates at an annual cost to the Corporation of $84,750. The insurance coverage is subject generally to a deductible of $50,000 per claim against the Corporation or its affiliates for Canada and elsewhere, excluding the U.S., and $250,000 for U.S. claims.

APPOINTMENT OF AUDITORS

At the annual and special meeting of shareholders, it is proposed to appoint Deloitte & Touche, Chartered Accountants, as auditors of Draxis to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors of Draxis.

SHAREHOLDER RIGHTS PLAN

On April 23, 1997, the Board of Directors approved a shareholder rights plan (the "Old Rights Plan") as set out in a Shareholder Rights Plan Agreement dated April 23, 1997 between the Corporation and Montreal Trust Company of Canada as trustee. The Old Rights Plan was ratified by the shareholders of the Corporation on July 8, 1997 and will expire in accordance with its terms on April 23, 2002. The Board of Directors has approved, with effect from April 23, 2002, a new shareholder rights plan (the "Rights Plan") as set out in a Shareholder Rights Plan Agreement dated April 23, 2002 between the Corporation and Computershare Trust Company of Canada as trustee (the "Rights Plan"). The Rights Plan will become effective on April 23, 2002 but will terminate in accordance with its terms at the end of the Meeting unless it is confirmed at the Meeting by shareholders. The shareholders will be asked at the Meeting to adopt a resolution in the form set out in Schedule A hereto (the "Rights Plan Resolution") approving and confirming the Rights Plan.

The Rights Plan is substantially similar to the Old Rights Plan, but has been modified to make it consistent with current practice. The Rights Plan is in a form similar to that recently adopted by many Canadian companies.

The purpose of the Rights Plan Resolution is to enable the Corporation to continue to have in place the protection previously afforded by the Old Rights Plan and now afforded by the Rights Plan.

At the present time, the Corporation has no knowledge of any take-over bid, or any intended take-over bid, from any person.

The Rights Plan does not in any way alter the financial condition of the Corporation or its current business plans.

Background

The primary objective of the Rights Plan is to provide the Board sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to ensure every shareholder has an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or otherwise to be made on terms and conditions acceptable to the Board.

In choosing to implement a Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Corporation:

(i) *Time* — Current legislation permits a take-over bid to expire 35 days (21 days in the Province of Québec) after it is initiated. The Board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(ii) *Pressure to Tender* — A shareholder may tender to a take-over bid to avoid being left with illiquid or minority discounted shares, even though the shareholder believes the bid to be inadequate. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(iii) *Unequal Treatment: Full Value* —While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

A significant percentage of the Corporation's shares are currently held in the United States of America. The Rights Plan is intended to ensure equal treatment of shareholders and prevent an acquiror from exploiting differences in Canadian and United States securities laws in a way that could be detrimental to some shareholders.

While the Rights Plan is intended to regulate certain aspects of take-over bids for the Corporation, it is not intended to deter a *bona fide* attempt to acquire control of the Corporation if the offer is made fairly. The Rights Plan does not diminish or otherwise affect the duty of the Board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the shareholders.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Plan Agreement. A shareholder or any other interested party may obtain a copy of the Plan Agreement by contacting: General Counsel & Secretary, Draxis Health Inc., 2nd Floor, 6870 Goreway Drive, Mississauga, Ontario, L4V 1P1, telephone: 905-677-9642, fax: 905-677-5494.

Effective Date

The Rights Plan will take effect on April 23, 2002 (the "Effective Date").

Term

If the Rights Plan is approved at the meeting, it will then be in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2005 unless the Rights Plan is reconfirmed at that meeting by the shareholders. If the Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If the Rights Plan is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, the Rights Plan expires ten years after the Effective Date, at which time a new plan can be adopted.

Issue of Rights

On the Effective Date, one right (a "Right") will be issued and attach to each share outstanding.

Rights Exercise Privilege

The Rights will separate from the shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% of the shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of shares at a 50% discount to their market price.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the shares and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made by way of a take-over bid circular;

(ii) the take-over bid must be made to all shareholders of the Corporation;

(iii) the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the shares of the Corporation held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and

(iv) if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than 10 Business Days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of shares of the Corporation. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per share. Rights will be deemed to have been redeemed by the board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

Prior to the meeting, the Board may make any changes to the Rights Plan which the Board acting in good faith may deem necessary or desirable without the approval of any holders of Rights or shares. Thereafter, the Board may amend the Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The Board of Directors has determined that continuing to have the Rights Plan is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the Rights Plan Resolution. The Rights Plan Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the Rights Plan shall terminate.

Unless otherwise specified in the enclosed form of proxy that the shares represented by the proxy shall be voted against the Rights Plan Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the approval of the Rights Plan Resolution.

APPROVALS AND SIGNATURES

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of Draxis.

April 2, 2002

DRAXIS HEALTH INC.

By:/S/ Douglas M. Parker
General Counsel & Secretary
Draxis Health Inc.

SCHEDULE "A"

Resolution to Approve Shareholder Rights Plan

RESOLVED THAT:

1. The Shareholder Rights Plan, as set out in the Shareholder Rights Plan Agreement to be dated April 23, 2002 between the Corporation and Computershare Trust Company of Canada, as trustee, which is described and summarized in the attached Management Proxy Circular of the Corporation dated April 2, 2002, be and is hereby approved and confirmed; and

2. Any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such director officer of the Corporation may be necessary or desirable in order to fulfil the intent of the foregoing.